Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) for Imperial Metals Corporation (“Imperial”, the “Company”, “we”, “us” or “our”) should be read in conjunction with the audited Consolidated Financial Statements and related notes for the year ended December 31, 2016. The Consolidated Financial Statements and comparative information have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The reporting currency of the Company is the Canadian (“CDN”) Dollar.

FORWARD-LOOKING STATEMENTS AND RISKS NOTICE

This MD&A is a review of the Company’s operations and financial position as at and for the year ended December 31, 2016, and plans for the future based on facts and circumstances as of March 30, 2017. Except for statements of historical fact relating to the Company, including our 50% interest in Huckleberry, certain information contained herein constitutes forward-looking information which are prospective in nature and reflect the current views and/or expectations of Imperial. Often, but not always, forward-looking information can be identified by the use of statements such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such information in this MD&A includes, without limitation, statements regarding: use of proceeds from financings and credit; the 2017 production targets for the Red Chris and Mount Polley mines; mining of an additional underground stope in the Mount Polley Boundary zone expected to be completed in March 2017; the potential for Mount Polley’s Martel zone and South Springer to further extend mine life; timing of ongoing rehabilitation activities at the Mount Polley mine; plans to implement Mount Polley’s long term water management plan; use of the Red Chris South Dam to store tailings after the spring runoff; installation of an additional floatation cell and the milling of drill core samples as part of a Red Chris program to pursue improvements in copper recoveries; results of preliminary engineering studies indicating that block caving may be the best method to develop Red Chris’ deep resource below the current designed pit; maintaining the Huckleberry mine site and plant so that mine operations can be efficiently restarted when market conditions for copper improve; plans for follow up drilling at the Huckleberry mine Creek zone and along the southwest margin of the Main Zone pit; the closing of the sale of the Company’s interest in the Sterling gold mine property in the second quarter of 2017; mine plans; costs and timing of current and proposed exploration and development; production and marketing; capital expenditures; adequacy of funds for projects and liabilities; the receipt of necessary regulatory permits, approvals or other consents; outcome and impact of litigation; cash flow; working capital requirements; the requirement for additional capital; results of operations, production, revenue, margins and earnings; future prices of copper and gold; future foreign currency exchange rates and impact; future accounting changes; and future prices for marketable securities.

Forward-looking information is not based on historical facts, but rather on then current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates, including, but not limited to, assumptions that: the Company will be able to advance and complete remaining planned rehabilitation activities within expected timeframes; there will be no significant delay or other material impact on the expected timeframes or costs for completion of rehabilitation of the Mount Polley mine and implementation of Mount Polley’s long term water management plan; the Company’s initial rehabilitation activities at Mount Polley will be successful in the long term; all required permits, approvals and arrangements to proceed with planned rehabilitation and Mount Polley’s long term water management plan will be obtained in a timely manner; there will be no material operational delays at the Red Chris or Mount Polley mines; equipment will operate as expected; there will not be significant power outages; the Company’s use of derivative instruments will enable the Company to achieve expected pricing protection; there will be no material adverse change in the market price of commodities and exchange rates; the Red Chris and Mount Polley mines will achieve expected production outcomes (including with respect to mined grades and mill recoveries); and Imperial will have access to capital as required and satisfy financial covenants contained in its credit facilities and other loan documents. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. We can give no assurance that the forward-looking information will prove to be accurate.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause Imperial’s actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements constituting forward-looking information.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 1

Important risks that could cause Imperial’s actual results, revenues, performance or achievements to differ materially from Imperial’s expectations include, among other things: that additional financing that may be required may not be available to Imperial on terms acceptable to Imperial or at all; that Imperial may be unable to satisfy financial covenants contained in its credit facilities and other loan documents; uncertainty regarding the outcome of sample testing and analysis being conducted on the area affected by the Mount Polley Breach; risks relating to the timely receipt of necessary approvals and consents to proceed with the rehabilitation plan and Mount Polley’s long term water management plan; risks relating to the remaining costs and liabilities and any unforeseen longer-term environmental consequences arising from the Mount Polley Breach; uncertainty as to actual timing of completion of rehabilitation activities and the implementation of Mount Polley’s long term water management plan; risks relating to the impact of the Mount Polley Breach on Imperial’s reputation; the quantum of claims, fines and penalties that may become payable by Imperial and the risk that current sources of funds are insufficient to fund liabilities; risks that Imperial will be unsuccessful in defending against any legal claims or potential litigation; risks of protesting activity and other civil disobedience restricting access to the Company’s properties; failure of plant, equipment or processes to operate in accordance with specifications or expectations; cost escalation, unavailability of materials and equipment, labour unrest, power outages or shortages, and natural phenomena such as weather conditions negatively impacting the operation of the Red Chris mine or the Mount Polley mine; changes in commodity and power prices; changes in market demand for our concentrate; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); and other hazards and risks disclosed within this Management’s Discussion and Analysis for the year ended December 31, 2016 and other public filings which are available on Imperial’s profile at sedar.com. For the reasons set forth above, investors should not place undue reliance on forward-looking information. Imperial does not undertake to update any forward looking information, except in accordance with applicable securities laws.

SIGNIFICANT EVENTS AND LIQUIDITY

The Company’s audited Consolidated Financial Statements have been prepared on a going concern basis which assumes the Company will continue operating in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course as they come due.

The August 4, 2014 tailings dam breach at the Mount Polley mine (“Mount Polley Breach”) resulted in the loss of full production from the mine, which was the primary source of cash flow for the Company in 2014. The Mount Polley mine restarted operations on August 5, 2015 following receipt of permit amendments on July 5, 2015 and April 29, 2016 which allowed recommencement of the mine using a modified operation plan that included the use of the Springer pit to contain the tailings produced. On June 23, 2016 Mount Polley received the necessary authorizations from the Ministry of Energy and Mines and the Ministry of Environment, to return to normal mine operations, making use of its repaired and buttressed tailings storage facility (“TSF”).

During the 2016 fiscal year and the first quarter of 2017 the Company has completed a number of transactions to improve liquidity. These include a private placement for gross proceeds of $65.0 million, amendment of the financial covenants under the senior credit facility, the sale of the US$110.0 million cross currency swap for proceeds of $25.5 million, refinancing some mobile equipment for proceeds of $7.5 million, and entering into the electricity payment deferral plan with the British Columbia Hydro and Power Authority.

In May 2016 the Company announced it had extended the maturity date of the senior credit facility from October 1, 2016 to March 15, 2018 and amended certain of its terms and conditions, including financial covenants. The amount of the facility has not changed and remains at $200.0 million. Concurrently, the Company announced it had extended the maturity date of the second lien credit facility from April 1, 2017 to August 15, 2018 and amended certain of its terms and conditions, including financial covenants. The amount of this facility is also unchanged and remains at $50.0 million.

At December 31, 2016 the Company had cash of $14.3 million and available capacity of $49.9 million for future draws under the senior secured revolving credit facility and a working capital deficiency of $89.1 million which included $32.2 million of other obligations. Cash balances on hand, the projected cash flow from the Red Chris and Mount Polley mines, as well as the available credit facilities are expected to be sufficient to fund the working capital deficiency and the Company’s obligations as they come due.  However, there are inherent risks related to the operation of the Company’s mines which could require additional sources of financing. There can be no assurance that adequate additional financing will be available on terms acceptable to the Company or at all which creates a material uncertainty that could have an adverse impact on the Company’s financial condition and results of operations and may cast significant doubt on the Company’s ability to continue as a going concern.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 2

Subsequent to December 31, 2016, the Company announced that it has entered into a Letter of Intent to sell its interest in the Sterling gold mine property and related assets. The closing of the sale is the subject to completion of a formal agreement, board and regulatory approvals, completion of due diligence and conventional conditions for such a transaction.

OVERVIEW

Select Annual Financial Information

	Years Ended December 31
expressed in thousands, except share and per share amounts	2016	2015	2014
Total revenues	$428,218	$128,701	$130,909
Net loss	$(54,080)	$(96,961)	$(37,285)
Net loss per share	$(0.66)	$(1.25)	$(0.50)
Diluted loss per share	$(0.66)	$(1.25)	$(0.50)
Adjusted net (loss) income (1)	$(56,784)	$(50,254)	$11,261
Adjusted net (loss) income per share (1)	$(0.69)	$(0.65)	$0.15
Adjusted EBITDA(1)	$106,624	$3,370	$48,213
Working capital deficiency (2)	$89,108	$197,952	$55,470
Total assets	$1,527,778	$1,479,352	$1,338,357
Total long term debt (including current portion)	$822,088	$889,707	$706,847
Cash flow (1)(3)	$107,591	$14,135	$(6,782)
Cash flow per share (1)(3)	$1.32	$0.18	$(0.09)

(1)	Refer to table under heading Non-IFRS Financial Measures for further details. The 2015 and 2014 amounts have been revised to conform with the presentation adopted for 2016.

(2)	Defined as current assets less current liabilities. The 2015 amount includes $166,072 related to the senior credit facility that was classified as current at December 31, 2015 prior to the renewal of the facility.

(3)	“Cash flow” is defined as the cash flow from operations before the net change in non-cash working capital balances, income and mining taxes, and interest paid. “Cash flow per share” is defined as Cash flow divided by the weighted average number of common shares outstanding during the year.

Select Items Affecting Net Loss (presented on an after-tax basis)

	Years Ended December 31
expressed in thousands	2016	2015
Net income (loss) before undernoted items	$6,540	$(14,563)
Interest expense	(51,979)	(26,321)
Foreign exchange gain (loss) on debt, net of gains on cross currency swaps	10,004	(51,029)
Provision for rehabilitation, net of insurance recoveries	-	7,082
Impairment of mineral properties	(7,300)	-
Idle mine costs	-	(10,739)
Gains on derivative instruments related to commodities	-	1,645
Share of loss in Huckleberry	(11,345)	(3,036)
Net loss	$(54,080)	$(96,961)

Discussion and disclosure of the Company’s 50% equity share of Huckleberry is confined to the headings Huckleberry and Equity Income in Huckleberry.

Revenues increased to $428.2 million in 2016 compared to $128.7 million in 2015, an increase of $299.5 million or 232.7%. Revenue from the Red Chris mine in 2016 was $295.3 million compared to $100.6 million in 2015. This increase was attributable to the fact that Red Chris mine entered commercial production on July 1, 2015 and only recorded revenue for six months in 2015. Revenue from the Mount Polley mine in 2016 was $131.5 million compared to $23.3 million in 2015. This increase was attributable to the fact that Mount Polley mine restarted operations on August 5, 2015 and only recorded revenue for five months in 2015. There were seventeen concentrate shipments in 2016 from the Red Chris mine (2015-six concentrate shipments) and five concentrate shipments from the Mount Polley mine in 2016 (2015–one concentrate shipment). Variations in revenue are impacted by the timing and quantity of concentrate shipments, metal prices and exchange rates, and period end revaluations of revenue attributed to concentrate shipments where copper and gold prices will settle at a future date.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 3

The London Metals Exchange cash settlement copper price per pound averaged US$2.21 in 2016 compared to US$2.50 in 2015. The London Metals Exchange cash settlement gold price per troy ounce averaged US$1,248 in 2016 compared to US$1,160 in 2015. The US Dollar weakened by 3.5% compared to the CDN Dollar in 2016 over 2015. In CDN Dollar terms the average copper price in 2016 was CDN$2.93 per pound compared to CDN$3.20 per pound in 2015 and the average gold price in 2016 was CDN$1,655 per ounce compared to CDN$1,484 per ounce in 2015.

Revenue in 2016 was increased by a $4.4 million positive revenue revaluation compared to a negative revenue revaluation of $5.9 million in 2015. Positive revenue revaluations are the result of the copper price on the settlement date and/or the current period balance sheet date being higher than when the revenue was initially recorded or the copper price at the last balance sheet date and vice versa for negative revenue revaluations.

Net loss for 2016 was $54.1 million ($0.66 per share) compared to net loss of $97.0 million ($1.25 per share) in 2015. The decrease in net loss of $42.9 million was primarily due to the following factors:

•	Income/loss from mine operations went from a loss of $11.5 million in 2015 to income of $27.9 million 2016, a decrease in net loss of $39.4 million.

•	Interest on non-current debt increased from $35.8 million in 2015 to $65.3 million in 2016, an increase to net loss of $29.5 million.

•	Foreign exchange gains/losses on current and non-current debt went from a loss of $79.7 million in 2015 to a gain of $14.6 million in 2016, a decrease in net loss of $94.3 million.

•	Gains/losses on derivative instruments went from a gain of $30.0 million in 2015 to a loss of $4.5 million in 2016, an increase in net loss of $34.5 million.

•	Impairment on mineral properties went from $nil in 2015 to $7.3 million in 2016, an increase in net loss of $7.3 million.

•	The Company’s equity loss in Huckleberry went from loss of $3.0 million in 2015 to a loss of $11.3 million in 2016, an increase in net loss of $8.3 million.

•	Tax recovery went from a recovery of $20.9 million in 2015 to a recovery of $3.2 million in 2016, an increase in net loss of $17.7 million.

The 2016 net loss included foreign exchange gain related to changes in CDN/US Dollar exchange rate of $13.6 million compared to foreign exchange losses of $81.9 million in 2015. The $13.6 million foreign exchange gain in 2016 is comprised of a $13.2 million gain on the senior notes, a $1.3 million gain on long term equipment loans, and a $0.9 million loss on short-term debt and operational items. The average CDN/US Dollar exchange rate in the 2016 was 1.326 compared to an average of 1.279 in 2015.

Cash flow was $107.6 million in 2016 compared to cash flow of $14.1 million in 2015. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under IFRS. The Company believes Cash flow is useful to investors and it is one of the measures used by management to assess the financial performance of the Company.

Capital expenditures were $150.5 million in 2016, up from $125.0 million in 2015. The 2016 expenditures included $57.2 million for the Company’s share of construction of the Northwest Transmission Line that it is obligated to reimburse to BC Hydro.

At December 31, 2016 the Company had $14.3 million in cash (December 31, 2015-$9.2 million). The Company had $13.3 million of short-term debt at December 31, 2016 (December 31, 2015-$24.8) and has classified $18.7 million of its non-current debt as current at December 31, 2016 (December 31, 2015-$182.0 million).

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 4

NON-IFRS FINANCIAL MEASURES

The Company reports four non-IFRS financial measures: Adjusted net income, Adjusted EBITDA, Cash flow and Cash cost per pound of copper produced which are described in detail below. The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Adjusted net income, Adjusted EBITDA, and Cash flow are not generally accepted earnings measures and should not be considered as an alternative to net income (loss) and cash flows as determined in accordance with IFRS. As there is no standardized method of calculating these measures, these measures may not be directly comparable to similarly titled measures used by other companies. Reconciliations are provided below.

Adjusted Net Loss and Adjusted Net Loss per Share

Adjusted net loss in 2016 was $56.8 million ($0.69 per share) compared to an adjusted net loss of $50.3 million ($0.65 per share) in 2015. Adjusted net income or loss shows the financial results excluding the effect of items not settling in the current period and non-recurring items. Adjusted net income or loss is calculated by removing the gains or losses, resulting from mark to market revaluation of derivative instruments not related to the current period, net of tax, unrealized foreign exchange gains or losses on non-current debt, net of tax, as further detailed in the following table.

Calculation of Adjusted Net Loss

	Years Ended December 31
expressed in thousands, except share and per share amounts	2016	2015
Net loss reported	$(54,080)	$(96,961)
Unrealized loss (gain) on derivative instruments related to commodities, net of tax (a)(f)	-	2,669
Realized and unrealized loss (gain) on derivative instruments related to cross currency swaps, net of tax (b) (f)	3,889	(23,872)
Unrealized foreign exchange (gain) loss on non-current debt, net of tax (c) (f)	(13,893)	74,992
Impairment of mineral properties (d)	7,300	-
Insurance recoveries, net of tax (e)	-	(7,082)
Adjusted net loss	$(56,784)	$(50,254)
Basic weighted average number of common shares outstanding	81,795,510	77,510,661
Adjusted net loss per share	$(0.69)	$(0.65)

(a)	Derivative financial instruments related to commodities are recorded at fair value on the Company’s Statement of Financial Position, with changes in the fair value, net of taxes, including the Company`s 50% share of derivative instruments of Huckleberry flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper and gold hedged.

(b)	Derivative financial instruments related to foreign currency swaps are recorded at fair value on the Company’s Statement of Financial Position, with changes in the fair value, net of taxes flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in value of the underlying foreign currency hedged.

(c)	Non-current debt is recorded on the Company’s Statement of Financial Position at the foreign exchange rate in effect on that date, with changes in foreign exchange rates, net of taxes, flowing through net income. The amounts of non-current debt ultimately payable may be materially different than reflected in the financial statements due to foreign currency movements. Tax recoveries on unrealized capital losses are recorded only to the extent that they are expected to be realized by offset against available capital gains.

(d)	The impairment of mineral properties have been excluded as these recoveries are non-recurring. The impairment is not tax effected as there is a full valuation allowance on these mineral properties and hence no tax recovery.

(e)	Insurance recoveries related to the Mount Polley Breach, net of tax, have been excluded as these recoveries are non-recurring.

(f)	The amounts shown for 2015 have been revised for the presentation adopted for 2016.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 5

Adjusted EBITDA

Adjusted EBITDA in 2016 was $106.6 million compared to $3.4 million in 2015. We define Adjusted EBITDA as net income (loss) before interest expense, taxes, depletion and depreciation, and as adjusted for certain other items described in the reconciliation table below.

Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors about certain non-cash or unusual items that we do not expect to continue at the same level in the future, or other items that we do not believe to be reflective of our ongoing operating performance. We further believe that our presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of our operations and the performance of our core business.

Adjusted EBITDA is not a measurement of operating performance or liquidity under IFRS and should not be considered as a substitute for earnings from operations, net income or cash generated by operating activities computed in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool and therefore Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

A reconciliation of net loss to Adjusted EBITDA is as follows:

	Years Ended December 31
expressed in thousands	2016	2015	2014
Net loss (a)	$(54,080)	$(96,961)	$(37,285)
Adjustments:
Income and mining tax recovery	(3,195)	(20,941)	(6,383)
Interest expense	70,242	37,731	1,974
Depletion and depreciation	81,387	32,382	19,283
Impairment of mineral properties	7,300	-	-
Accretion of future site reclamation provisions	925	844	662
Reversal of unrealized gains (unrealized gains) on derivative instruments	30,632	(23,132)	(5,798)
Realized gains (loss) on derivative instruments related to foreign currency derivatives	(26,162)	(701)	417
Share based compensation	2,727	432	746
Foreign exchange (gains) losses	(13,562)	81,915	20,461
Revaluation (gains) losses on marketable securities	(38)	235	742
Losses (gains) on sale of mineral properties	203	(470)	597
Share of loss (income) in Huckleberry	11,345	3,036	(638)
Rehabilitation Costs	-	-	67,435
Insurance recoveries	-	(11,000)	(14,000)
Other	(1,100)	-	-
Adjusted EBITDA	$106,624	$3,370	$48,213

(a)	The 2015 and 2014 EBITDA has been adjusted to conform to the presentation adopted for 2016.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 6

Cash Flow and Cash Flow Per Share

Cash flow in 2016 was $107.6 million compared to $14.1 million in 2015. Cash flow per share was $1.32 in 2016 compared to $0.18 in 2015.

Cash flow and cash flow per share are measures used by the Company to evaluate its performance however they are not terms recognized under IFRS. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances, income and mining taxes, and interest paid and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the year.

	Years Ended December 31
expressed in thousands, except per share and per share amounts	2016	2015
Loss before taxes	$(57,275)	$(117,902)
Items not affecting cash flows
Equity loss in Huckleberry	11,345	3,036
Depletion and depreciation	81,387	32,382
Impairment of mineral properties	7,300	-
Share based compensation	2,727	432
Accretion of future site reclamation provisions	925	844
Unrealized foreign exchange (gains) losses	(13,764)	81,703
Reversal of unrealized gains (unrealized gains) on derivative instruments	30,632	(23,132)
Realized (gains) losses on derivative instruments related to foreign currency derivatives	(26,162)	(701)
Interest expense	70,242	37,731
Other	234	(258)
Cash flow	$107,591	$14,135
Basic weighted average number of common shares outstanding	81,795,510	77,510,661
Cash flow per share	$1.32	$0.18

Cash Cost Per Pound of Copper Produced

The cash cost per pound of copper produced is a non-IFRS financial measure that does not have a standardized meaning under IFRS, and as a result may not be comparable to similar measures presented by other companies. Management uses this non-IFRS financial measure to monitor operating costs and profitability. The Company is primarily a copper producer and therefore calculates this non-IFRS financial measure individually for its three copper producing mines, Red Chris, Mount Polley and Huckleberry, and on a composite basis for these mines. Management uses this non-IFRS financial measure to monitor operating costs and profitability.

The cash cost per pound of copper produced is derived from the sum of cash production costs, transportation and offsite costs, treatment and refining costs, royalties, net of by-product and other revenues, divided by the number of pounds of copper produced during the period.

Cash costs of production include direct labour, operating materials and supplies, equipment and mill costs, and applicable overhead. Offsite costs include transportation, warehousing, marketing, and related insurance. Treatment and refining costs are costs for smelting and refining concentrate.

Treatment and refining costs applicable to the concentrate produced during the period are calculated in accordance with the contracts the Company has with its customers.

By-product and other revenues represent (i) revenue calculated based on average metal prices for by-products produced during the period based on contained metal in the concentrate; and (ii) other revenues as recorded during the period.

Cost of sales, as reported on the consolidated statement of comprehensive income, includes depletion and depreciation and share based compensation, non-cash items. These items, along with management fees charged by the Company to Huckleberry, are removed from cash costs. The resulting cash costs are different than the cost of production because of changes in inventory levels and therefore inventory and related transportation and offsite costs are adjusted from a cost of sales basis to a production basis. The cash costs for copper produced are converted to US$ using the average US$ to CDN$ exchange rate for the period divided by the pounds of copper produced to obtain the cash cost per pound of copper produced in US$.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 7

Variations from period to period in the cash cost per pound of copper produced are the result of many factors including: grade, metal recoveries, amount of stripping charged to operations, mine and mill operating conditions, labour and other cost inputs, transportation and warehousing costs, treatment and refining costs, the amount of by-product and other revenues, the US$ to CDN$ exchange rate and the amount of copper produced. Idle mine costs during the periods when the Mount Polley and Huckleberry mines were not in operation have been excluded from the cash cost per pound of copper produced.

The following tables reconcile cost of sales as shown on the consolidated statement of comprehensive income to the cash cost per pound of copper produced in US Dollars for the three months ended December 31, 2016 and 2015.

Calculation of Cash Cost Per Pound of Copper Produced
expressed in thousands, except cash cost per pound of copper produced

	Three Months Ended December 31, 2016
						Total per
	Huckleberry		Red	Mount	Sterling &	Financial
	100%	50%	Chris	Polley	Corporate	Statements	Composite
		A	B	C			D=A+B+C
Cost of sales	$-	$-	$53,361	$34,574	$641	$88,576	$87,935
Less:
Depletion and depreciation	-	-	(10,116)	(6,537)	(101)	(16,754)	(16,653)
Share based compensation	-	-	(128)	(91)	-	(219)	(219)
Cash costs before adjustment to production basis	-	-	43,117	27,946	540	71,603	71,603
Adjust for inventory change	-	-	5,478	6,679			12,157
Adjust transportation and offsite costs	-	-	(188)	36			(152)
Treatment, refining and royalty costs	-	-	5,804	1,968			7,772
By-product and other revenues	-	-	(7,043)	(18,121)			(25,164)
Cash cost of copper produced in Cdn$	-	-	$47,168	$18,508			$65,676
US$ to Cdn$ exchange rate	-	-	1.3340	1.3340			1.3340
Cash cost of copper produced in US$	$-	$-	$35,358	$13,874			$49,232

Copper produced – pounds	-	-	14,659	4,977			19,636
Cash cost per lb copper produced in US$	$-	$-	$2.41	$2.79			$2.51

	Three Months Ended December 31, 2015
						Total per
	Huckleberry		Red	Mount	Sterling &	Financial
	100%	50%	Chris	Polley	Corporate	Statements	Composite
		A	B	C			D=A+B+C
Cost of sales	$27,832	$13,916	$50,245	$31,895	$1,731	$83,871	$96,056
Less:
Depletion and depreciation	(5,498)	(2,749)	(11,581)	(7,053)	(102)	(18,736)	(21,383)
Share based compensation	-	-	(62)	(40)	-	(102)	(102)
Management fees paid by Huckleberry*	(149)	(75)	-	-	-	-	(75)
Cash costs before adjustment to production basis	22,185	11,092	38,602	24,802	$1,629	$65,033	74,496
Adjust for inventory change	1,095	548	6,896	2,531			9,974
Adjust transportation and offsite costs	241	121	636	222			979
Treatment, refining and royalty costs	3,873	1,937	12,073	3,291			17,301
By-product and other revenues	(2,338)	(1,169)	(15,432)	(15,471)			(32,072)
Cash cost of copper produced in Cdn$	$25,056	$12,529	$42,775	$15,375			$70,678
US$ to Cdn$ exchange rate	1.3353	1.3353	1.3353	1.3353			1.3353
Cash cost of copper produced in US$	$18,765	$9,383	$32,034	$11,514			$52,931

Copper produced – pounds	9,664	4,832	20,389	5,098			30,319
Cash cost per lb copper produced in US$	$1.94	$1.94	$1.57	$2.26			$1.75

* Management fee paid by Huckleberry to Imperial recorded as revenue by Imperial on the equity basis of accounting for Huckleberry.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 8

The following tables reconcile cost of sales as shown on the consolidated statement of comprehensive income to the cash cost per pound of copper produced in US Dollars for the years ended December 31, 2016 and 2015.

Calculation of Cash Cost Per Pound of Copper Produced

expressed in thousands, except cash cost per pound of copper produced

	Year Ended December 31, 2016 **
						Total per
	Huckleberry		Red	Mount	Sterling &	Financial
	100%	50%	Chris	Polley	Corporate	Statements	Composite
		A	B	C			D=A+B+C
Cost of sales	$83,864	$41,932	$254,617	$143,414	$2,262	$400,293	$439,963
Less:
Depletion and depreciation	(20,433)	(10,217)	(54,034)	(26,585)	(441)	(81,060)	(90,836)
Share based compensation	-	-	(655)	(399)	-	(1,054)	(1,054)
Management fees paid by Huckleberry*	(435)	(218)	-	-	-	-	(218)
Cash costs before adjustment to production basis	62,996	31,497	199,928	116,430	1,821	318,179	347,855
Adjust for inventory change	(11,165)	(5,583)	(4,051)	11,779			2,145
Adjust transportation and offsite costs	(422)	(211)	(792)	150			(853)
Treatment, refining and royalty costs	9,228	4,614	32,933	9,855			47,402
By-product and other revenues	(5,390)	(2,695)	(76,680)	(76,831)			(156,206)
Cash cost of copper produced in Cdn$	$55,247	$27,622	$151,338	$61,383			$240,343
US$ to Cdn$ exchange rate	1.3228	1.3228	1.3256	1.3256			1.3253
Cash cost of copper produced in US$	$41,765	$20,881	$114,166	$46,306			$181,353

Copper produced – pounds	20,438	10,219	83,614	25,338			119,171
Cash cost per lb copper produced in US$	$2.04	$2.04	$1.37	$1.83			$1.52

	Year Ended December 31, 2015***
						Total per
	Huckleberry		Red	Mount	Sterling &	Financial
	100%	50%	Chris	Polley	Corporate	Statements	Composite
		A	B	C			D=A+B+C
Cost of sales	$122,115	$61,058	$94,769	$35,061	$10,344	$140,174	$190,888
Less:
Depletion and depreciation	(21,788)	(10,894)	(19,850)	(7,625)	(448)	(27,923)	(38,369)
Share based compensation	-	-	(62)	(40)	-	(102)	(102)
Management fees paid by Huckleberry*	(596)	(298)	-	-	-	-	(298)
Cash costs before adjustment to production basis	99,731	49,866	74,857	27,396	$9,896	$112,149	152,119
Adjust for inventory change	1,392	696	15,295	13,075			29,066
Adjust transportation and offsite costs	134	67	1,463	998			2,528
Treatment, refining and royalty costs	16,315	8,158	23,817	5,086			37,061
By-product and other revenues	(9,455)	(4,728)	(29,846)	(22,623)			(57,197)
Cash cost of copper produced in Cdn$	$108,117	$54,059	$85,586	$23,932			$163,577
US$ to Cdn$ exchange rate	1.2788	1.2788	1.3223	1.3223			1.3076
Cash cost of copper produced in US$	$84,546	$42,273	$64,725	$18,099			$125,097

Copper produced – pounds	43,273	21,637	41,039	8,007			70,683
Cash cost per lb copper produced in US$	$1.95	$1.95	$1.58	$2.26			$1.77

*	Management fee paid by Huckleberry to Imperial recorded as revenue by Imperial on the equity basis of accounting for Huckleberry.

**	Huckleberry was not in operation during the fourth quarter of 2016 and therefore the exchange rate used for the twelve months ended December 31, 2016 shown above is the rate for the nine months ended September 30, 2016 and the exchange rate used for the Composite amount is a weighted-average of these two rates.

***	Mount Polley and Red Chris did not commence production until the third quarter of 2015 therefore the exchange rate used is the average for the six months ended December 31, 2015, while for Huckleberry the exchange rate used is for the twelve months ended December 31, 2015 and the exchange rate used for the Composite amount is a weighted-average of these two rates.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 9

DEVELOPMENTS DURING 2016

General

The London Metals Exchange cash settlement copper price per pound averaged US$2.21 in 2016 compared to US$2.50 in 2015. The London Metals Exchange cash settlement gold price per troy ounce averaged US$1,248 in 2016 compared to US$1,160 in 2015. The CDN Dollar strengthened by 3.7% compared to the US Dollar in 2016 over 2015. In CDN Dollar terms the average copper price in 2016 was CDN$2.93 per pound compared to CDN$3.20 per pound in 2015 and the average gold price in 2016 was CDN$1,655 per ounce compared to CDN$1,484 per ounce in 2015.

Red Chris Mine

Metal production for 2016 was 83.6 million pounds copper and 47,088 ounces gold with an average throughput of 26,371 tonnes per day.

During the fourth quarter all mill feed came from the Main Zone pit and metal production for the quarter was 14.7 million pounds copper and 4,661 ounces gold. Copper recovery for the fourth quarter 2016 of 75.96% was up slightly from the 73.70% achieved in the fourth quarter 2015, but gold recovery dropped from 41.78% in the fourth quarter 2015 to 32.83%.

The mill achieved an average throughput of 24,904 tonnes per calendar day for the fourth quarter 2016. Throughput was impacted by three unplanned downtime events, including replacement of a SAG mill pinion shaft, a BC Hydro outage in October, and a replacement of pinion gear on the SAG mill in December.

Copper recovery for the fourth quarter 2016 increased slightly compared to the third quarter of 2016 with the copper head grade dropping from 0.436% to 0.382%. The revised reagent scheme, started in October, appeared to have a positive impact. Gold recoveries in the fourth quarter also dropped compared to the third quarter, as all of the mill feed was supplied by the lower gold grade more pyritic Main zone.

Construction work on installation of an additional rougher cell is proceeding with the required concrete work having recently been completed. The M-240 permit under the Mines Act has been received for the operation of the South Dam. Currently we expect to begin using that portion of the basin to store tailings after the spring runoff.

Annual Production for the Year Ended December 31	2016	2015(1)
Ore milled - tonnes	9,651,738	8,171,879
Ore milled per calendar day - tonnes	26,371	25,698
Grade % - copper	0.51	0.48
Grade g/t - gold	0.31	0.26
Recovery % - copper	77.52	68.09
Recovery % - gold	49.04	37.91
Copper – 000’s pounds	83,614	58,486
Gold – ounces	47,088	25,949
Silver – ounces	190,624	95,232

(1)	production from February 17 to December 31, 2015

Production targets for 2017 are 85-92 million pounds copper and 40-45,000 ounces gold.

Exploration, development and capital expenditures were $123.1 million in 2016 compared to $93.8 million in 2015. The 2016 expenditures included $57.2 million for the Company’s contribution towards the construction of the Northwest Transmission Line that it is obligated to reimburse to BC Hydro.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 10

Mount Polley Mine

Metal production of 25.3 million pounds copper and 46,444 ounces gold was up significantly compared to 2015 as a result of the additional throughput in 2016. Copper recovery was 69.66% and gold recovery was 69.78%.

In 2016 the Mount Polley mine treated 6.7 million tonnes of ore for an average throughput of 18,265 tonnes per calendar day, compared to throughput of 1.8 million tonnes when the mine only operated from August 5 to December 31, 2015. Regulatory approvals authorizing the mine to return to normalized operations using the repaired and buttressed TSF were received on June 23, 2016.

In 2016 underground operations in the Boundary zone supplied 315,053 tonnes grading 1.29% copper and 0.79 g/t gold. Mining in the Boundary zone was complete by the end of the year, except for one stope of approximately 20,000 tonnes that is expected to be completed in March 2017.

Significant rehabilitation has been completed in the areas impacted by the Mount Polley Breach. Rehabilitation of the terrestrial and aquatic zones has progressed, informed by an ongoing detailed site investigation, risk assessments and environmental monitoring. The work will be ongoing and in cooperation with the regulatory authorities, First Nations and the local communities. Legal proceedings for the recovery of losses related to the Mount Polley Breach were initiated by the Company.

In 2016 Mount Polley applied for an amendment to its Environmental Management Act permit to implement its long-term water management plan which will include installation of a water line from the water treatment plant to diffusers in Quesnel Lake.

Annual Production for the Year Ended December 31	2016	2015(1)	2014(2)
Ore milled - tonnes	6,684,824	1,781,799	4,548,182
Ore milled per calendar day - tonnes	18,265	11,958	21,056
Grade % - copper	0.25	0.29	0.32
Grade g/t - gold	0.31	0.37	0.26
Recovery % - copper	69.66	69.64	76.02
Recovery % - gold	69.78	72.11	68.11
Copper – 000’s pounds	25,339	8,007	24,490
Gold – ounces	46,444	15,190	25,901
Silver – ounces	90,125	25,911	74,770

(1)	production from August 5 to December 31, 2015

(2)	production from January 1 to August 4, 2014

Exploration, development, and capital expenditures were $26.7 million in 2016 compared to $30.3 million in 2015.

An underground drill program consisting of 6,600 metres over 25 holes was completed in early 2017. The program focused on two areas discovered in 2004 but unexplored since that time. The recent drilling further defined a portion of the Martel zone, located beneath the Wight pit approximately 400 metres east of the Boundary zone, with some of the holes extended to test the sparsely drilled Green zone. The historic wide spaced drilling from surface defined a measured and indicated underground resource of approximately 6.3 million tonnes grading about 1.17% copper, 0.40 g/t gold and 7.38 g/t silver. Once all results are received from the underground drilling, the information will be used to revise the resource estimate, followed by mine planning to determine the economics of developing this zone for underground mining.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 11

Huckleberry Mine

Huckleberry mine operations were suspended on August 31, 2016 and the mine has been placed on care and maintenance pending an increase in the price of copper.

Annual Production for the Year Ended December 31	2016 (1)(2)	2015(1)	2014(1)
Ore milled - tonnes	4,621,709	6,763,061	5,080,503
Ore milled per calendar day - tonnes	18,941	18,529	13,919
Grade % - copper	0.23	0.33	0.34
Recovery % - copper	87.62	89.25	89.89
Copper – 000’s pounds	20,438	43,273	34,017
Gold – ounces	1,927	3,576	2,702
Silver – ounces	100,425	206,781	183,221

(1)	Production stated 100% - Imperial’s allocation is 50%

(2)	Production from January 1 to August 31, 2016

The focus will be to maintain the Huckleberry mine site and plant, so mine operations could efficiently be restarted when conditions improve.

A small exploration program, conducted on the Whiting Creek portion of the Huckleberry claim group, to meet the assessment requirement for these claims was successful in expanding the Creek zone. Follow up drilling at the Creek zone, and drilling along the southwest margin of the Main Zone pit, are both being planned. Mine planning work to determine the possibility of extending the life of mine from the currently planned 5 years after restart of operations, and improvements in mining efficiency, is also being conducted.

Sterling Mine

Subsequent to December 31, 2016, the Company announced that it has entered into a Letter of Intent (“LOI”) to sell its interest in the Sterling gold mine property and related assets. The closing is subject to completion of a formal agreement, board and regulatory approvals, completion of due diligence and conventional conditions for such a transaction.

Impairment Testing

At December 31, 2016 the Company conducted an assessment to see if there was any evidence of impairment for the Company’s mineral properties.

Based on the Company’s assessment the only mineral property which showed potential indicators of impairment was the Sterling Mine. The Company used the LOI dated February 14, 2017 as the basis for calculating the fair value less cost to sell of Sterling Mine and concluded the carrying value of Sterling Mine exceeded its fair value less cost to sell and an impairment was required at December 31, 2016. The Company recorded an impairment charge of $7.3 million for the Sterling Mine.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 12

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Policies

Mineral Properties

Mineral properties represent capitalized expenditures related to the development of mining properties, related plant and equipment, expenditures related to exploration activities and expenditures arising from property acquisitions. Capitalized costs include interest and financing costs for amounts borrowed to develop mining properties and construct facilities, and operating costs, net of revenues, incurred prior to the commencement of commercial production.

The costs associated with mineral properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depleted on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as mineral properties being depleted in Note 6.

The resource value represents the property interests that are contained in the measured and indicated resources that are not within the proven and probable reserves. Exploration potential is (i) mineralization included in inferred resources; (ii) areas of potential mineralization not included in any resource category.

Resource value and exploration potential value is noted as mineral properties not being depleted in Note 6. At least annually or when otherwise appropriate and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category if resources or exploration potential have been converted into reserves.

Capitalized costs for mineral properties being depleted are depleted by property using the unit-of-production method over the estimated recoverable proven and probable reserves at the mines to which they relate.

Commencement of Commercial Production

On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves.  Management considers a number of factors related to the ability of a property to operate at its design capacity over a specified period of time in determining when a property has reached commercial production. These factors include production levels as intended by management, plant throughput quantities, recovery rates, and number of uninterrupted days of production.

Property, Plant and Equipment

Property, plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. Capitalized costs include the fair value of consideration given to acquire or construct an asset, capitalized interest related to that asset and includes the direct charges associated with bringing the asset to the location and condition necessary for placing it into use along with the future cost of dismantling and removing the asset.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The costs of major overhauls of parts of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in income or loss as incurred.

Milling equipment and related buildings, intangible assets used in production, and tailings facilities are depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mines to which they relate.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 13

Stripping Costs

Costs associated with the removal of overburden and rock that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method as these reserves will directly benefit from the deferred stripping costs incurred.

Assessment of Impairment

Management reviews the carrying value of exploration and evaluation properties at the end of each reporting period for evidence of impairment. This review is generally made with reference to timing of exploration work, work programs proposed, and the exploration results achieved by the Company and by others in the related area of interest.

Post-feasibility exploration properties, producing mining properties and plant and equipment are reviewed at the end of each reporting period for evidence of impairment at the cash generating unit (CGU) level.  A CGU is defined as the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  If any such indication exists, the entity shall estimate the recoverable amount of the CGU to determine if it exceeds the CGU’s carrying value.

The recoverable amount for a CGU is the greater of the fair value less cost to sell and the value in use.  Fair value less cost to sell is the amount that would be received by the Company to sell a CGU in an transaction between arms-length parties less any costs directly attributable to the disposal of the CGU.  Value in use is the present value of future cash flows expected to be derived by the Company from the CGU, which is estimated using discounted cash flow techniques.  When it is not possible to determine fair value less cost to sell by quotes from an active market, a written offer to purchase the CGU, or a binding sales agreement to purchase the CGU, the Company estimates the fair value less cost to sell using discounted cash flow techniques.  Resources in the measured and indicated categories are valued using estimated fair values based on market transactions.

Discounted cash flow techniques are dependent on a number of factors, including future metal prices, the amount of reserves, resources and exploration potential, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and future site reclamation costs. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts in assessing these factors.

An impairment loss or reversal thereof is recognized in income or loss to the extent that the carrying amount exceeds or is below the recoverable amount.

Inventory

Copper concentrates, inclusive of contained gold and silver, and costs associated with stockpile ore and ore under leach, and gold bullion are valued on a first in first out basis at the lower of production cost to produce saleable metal and net realizable value. Net realizable value is calculated as described under “Revenue Recognition”. Production costs include direct labour, operating materials and supplies, transportation costs and applicable overhead, and depletion and depreciation.

Stores and supplies inventories are valued at the lower of cost and net realizable value. Cost includes acquisition cost and any directly related costs, including freight.

The portion of the ore stockpile that is to be processed more than 12 months from the reporting date and critical spare items, which might impact the production if unavailable, are classified as other assets.

Revenue Recognition

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of loss and comprehensive loss net of treatment and refining costs and royalties paid to counterparties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each reporting date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations. The net realizable value of copper concentrate inventory is calculated on the basis of current market prices less treatment and refining costs.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 14

Mineral revenues other than copper concentrate are recognized when title passes to the customer and price is reasonably determinable.

Financial Derivatives

The Company uses derivative financial instruments to manage its exposure to metal prices and foreign exchange rates. Derivative financial instruments are measured at fair value and reflected on the statement of financial position. The Company does not apply hedge accounting to derivative financial instruments and therefore any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income or loss.

Financial Instruments

The Company’s financial instruments consist of cash, marketable securities, trade and other receivables, derivative instrument assets and margin deposits, future site reclamation deposits, trade and other payables, short term debt, derivative instrument liabilities and non-current debt.

Financial instruments are initially recorded at fair value including transaction costs except for those items recorded as fair value through profit or loss for which costs are expensed as incurred.

Cash and future site reclamation deposits are classified as fair value through profit or loss and recorded at fair value. The fair value of these assets is based on bank statements or counterparty valuation reports. Marketable securities are classified as fair value through profit or loss because the Company holds these securities for the purpose of trading. The fair value of marketable securities is based on quoted market prices. Fair value through profit or loss financial assets are measured at fair value with mark-to-market gains and losses recorded in income or loss in the period they occur.

Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

The Company uses derivative financial instruments to mitigate the risk of revenue changes due to changes in copper price and the CDN/US Dollar exchange rate. These instruments do not meet the criteria for hedge accounting and consequently are measured at their fair values with changes in fair values recorded in income or loss in the period they occur. Fair values for these derivative instruments are determined by counterparties using standard valuation techniques for derivative instruments by reference to current and projected market conditions as of the reporting date.

Trade and other receivables are classified as loans and receivables. Trade and other payables, short term debt, and non-current debt are classified as other financial liabilities and recorded at amortized cost.

Financial assets are assessed for indicators of impairment at each financial position reporting date except those measured at fair value through profit or loss. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

•	significant or prolonged decline in the fair value of securities below its cost; or

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial reorganization.

Impairment losses are recognized in income or loss in the period they occur based on the difference between the carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate.

If in a subsequent period the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through income or loss to the extent that the carrying amount of the financial instrument at the date the impairment is reversed does not exceed what the cost would have been had the impairment not been recognized.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 15

Critical Estimates

Reserve and Resource Estimates

The Company estimates its reserves and resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects. There are numerous uncertainties inherent in estimating reserves and resources, including many factors beyond the Company’s control. Assumptions used in estimating reserves and resources include the forecast prices of commodities, exchange rates, production and capital costs, recovery rates and judgments used in engineering and geological interpretation of available data. Assumptions that are valid at the time of estimation may change significantly when new information becomes available.

Estimated reserves are used in the calculation of depreciation and depletion, impairment assessment, assessment of life of pit stripping ratios and for forecasting the timing of future site reclamation costs. Therefore, changes in the estimates and assumptions used to determine reserves could have a material effect in the future on the Company’s financial position and results of operations.

Depletion and Depreciation of Mineral Properties

Depletion and depreciation of mineral properties is based on the estimated mineral reserves for each mineral property subject to depletion and estimated useful lives and depreciation rates for property, plant and equipment. Should asset life, depletion rates or depreciation rates differ from the initial estimate then this would impact the carrying value of the assets resulting in the adjustment being recognized in the consolidated statement of income.

Stripping Costs

The determination of costs associated with the removal of overburden and rock involve estimates related to whether or not these costs represent a betterment to the mineral property. Management uses several factors to determine whether to capitalize stripping costs including quantity and grade of materials being accessed, estimated future commodity prices, operating costs and life of mine plan. If any of these factors change then the determination of which materials are included in stripping costs may change resulting in higher mine operating costs in future periods.

Future Site Reclamation Provisions

Future site reclamation provisions represent management’s estimate of the present value of future cash outflows required to settle estimated reclamation obligations at the end of a mine’s life. The provision incorporates estimated future costs, inflation, and risks associated with the future cash outflows, discounted at the risk free rate for the future cash outflows. Changes in any of these factors can result in a change to future site reclamation provisions and the related accretion of future site reclamation provisions. Changes to future site reclamation provisions are charged or credited to mineral properties and may result in changes to future depletion expense.

Impairment of Mineral Properties

Both internal and external information is reviewed and considered by management in their assessment of whether mineral properties are impaired. In determining the recoverable amounts of producing mineral properties management estimates the discounted future pre-tax cash flows expected to be derived from the Company’s producing mineral properties. Reductions in commodity prices, increases in estimated future production and capital costs, reductions in mineral reserves and exploration potential and adverse economic events can result in impairment charges. In determining the economic recoverability and probability of future economic benefit of non-producing mineral properties management also considers geological information, likelihood of conversion of resources to reserves, scoping and feasibility studies, permitting, infrastructure, development costs, and life of mine plans.

Provision for Rehabilitation Costs

The provision for rehabilitation costs represents management’s estimate of the present value of the future cash outflows and related depreciation expense required to settle the estimated rehabilitation costs related to the August 4, 2014 Mount Polley mine tailings dam breach. The provision incorporates the Company’s estimate of costs for rehabilitation, including geotechnical investigations, environmental monitoring, community relations, communications and related corporate support costs. The provision is based on the scope and timing of work as determined by the Company in consultation with regulatory agencies and incorporates the risks associated with each activity. Changes in any of these factors can result in a change to the provision for rehabilitation costs.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 16

Income Taxes

In determining tax assets and liabilities and related tax expense management makes estimates of future taxable income, tax rates, expected timing of reversals of existing temporary differences and the likelihood that tax returns as filed by the Company will be assessed by taxation authorities as filed. Recoveries of deferred tax assets require management to assess the likelihood that the Company will generate sufficient taxable income in future periods to recognize the deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets could be impacted.

Share Based Compensation

The Company used the Black-Scholes Option Pricing Model for valuation of share based compensation. This pricing model requires the input of subjective assumptions including expected price volatility, interest rate and estimated forfeiture rate. Changes in these assumptions can materially affect the fair value estimate of share based compensation and the related equity accounts of the Company.

RESULTS OF OPERATIONS FOR 2016 COMPARED TO 2015

This review of the results of operations should be read in conjunction with the audited Consolidated Financial Statements of the Company for the years ended December 31, 2016 and December 31, 2015.

Overview

Revenues increased to $428.2 million in 2016 compared to $128.7 million in 2015, an increase of $299.5 million or 232.7%. Revenue from the Red Chris mine in 2016 was $295.3 million compared to $100.6 million in 2015. This increase was attributable to the fact that Red Chris mine entered commercial production on July 1, 2015 and only recorded revenue for six months in 2015. Revenue from the Mount Polley mine in 2016 was $131.5 million compared to $23.3 million in 2015. This increase was attributable to the fact that Mount Polley mine restarted operations on August 5, 2015 and only recorded revenue for five months in 2015. Variations in revenue are impacted by the timing and quantity of concentrate shipments, metal prices and exchange rates, and period end revaluations of revenue attributed to concentrate shipments where copper and gold prices will settle at a future date.

The Company had income from mine operations of $27.9 million in 2016 compared to losses from mine operations of $11.5 million in 2015.

Net loss for 2016 was $54.1 million ($0.66 per share) compared to net loss of $97.0 million ($1.25 per share) in 2015. The decrease in net loss of $42.9 million was primarily due to the following factors:

•	Income/loss from mine operations went from a loss of $11.5 million in 2015 to income of $27.9 million 2016, a decrease in net loss of $39.4 million.

•	Interest on non-current debt when from $35.8 million in 2015 to $65.3 million in 2016, an increase to net loss of $29.5 million.

•	Foreign exchange gains/losses on current and non-current debt went from a loss of $79.7 million in 2015 to a gain of $14.6 million in 2016, a decrease in net loss of $94.3 million.

•	Gains/losses on derivative instruments went from a gain of $30.0 million in 2015 to a loss of $4.5 million in 2016, an increase in net loss of $34.5 million.

•	Impairment on mineral properties went from $nil in 2015 to $7.3 million in 2016, an increase in net loss of $7.3 million.

•	The Company’s equity loss in Huckleberry went from loss of $3.0 million in 2015 to a loss of $11.3 million in 2016, an increase in net loss of $8.3 million.

•	Tax recovery went from a recovery of $20.9 million in 2015 to a recovery of $3.2 million in 2016, an increase in net loss of $17.7 million.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 17

Revenue

expressed in thousands of dollars, except quantity amounts	2016	2015
Revenue before revaluation	$423,825	$134,561
Revenue revaluation	4,393	(5,860)
	$428,218	$128,701

expressed in thousands of dollars, except quantity amounts	Year Ended December 31, 2016
	Red Chris Mine	Mount Polley Mine	Sterling Mine	Total
Sales
Copper – 000’s pounds	87,416	24,353	-	111,769
Gold – ounces	49,170	43,890	536	93,596
Silver – ounces	200,890	89,080	-	289,970

Revenue
Copper	$218,681	$59,362	$-	$278,043
Gold	72,790	70,354	809	143,953
Silver	3,846	1,795	-	5,641
	$295,317	$131,511	$809	$427,637
Corporate	-	-	-	581
Total Revenue	$295,317	$131,511	$809	$428,218

expressed in thousands of dollars, except quantity amounts	Year Ended December 31, 2015
	Red Chris Mine	Mount Polley Mine	Sterling Mine	Total
Sales
Copper – 000’s pounds	33,971	4,748	-	38,719
Gold – ounces	15,265	8,462	2,553	26,280
Silver – ounces	54,767	18,560	-	73,327

Revenue
Copper	$79,703	$11,037	$-	$90,740
Gold	20,342	11,975	3,682	35,999
Silver	589	315	-	904
	$100,634	$23,327	$3,682	$127,643
Corporate	-	-	-	1,058
Total Revenue	$100,634	$23,327	$3,682	$128,701

During 2016, the Company sold 111.8 million pounds copper and 93,596 ounces gold compared to 38.7 million pounds copper and 26,208 ounces gold in 2015. Total revenues during 2016 were $428.2 million compared to $128.7 million during 2015. There were seventeen concentrate shipments in 2016 from the Red Chris mine (2015 – six) and five concentrate shipments from the Mount Polley mine (2015 – one).

During 2016, the Company’s revenue was derived primarily from the sale of copper and gold in concentrate from the Red Chris and Mount Polley mines. The Red Chris mine accounted for 69.0% and Mount Polley mine accounted for 30.7% of the Company’s revenue in the period. Copper accounted for 64.9% and gold accounted for 33.6% of the Company’s revenue in the period.

In US Dollars, the average London Metals Exchange cash settlement copper price was about 11.6% lower in 2016 than in 2015, averaging US$2.21 per pound compared to US$2.50 per pound. The CDN Dollar strengthened by 3.5% compared to the US Dollar in 2016 over 2015. Factoring in the average exchange rate, the price of copper averaged CDN$2.93 per pound in 2016 about 8.4% lower than 2015 average of CDN$3.20 per pound.

The London Metals Exchange cash settlement gold price per troy ounce averaged US$1,248 in 2016 compared to US$1,160 in 2015. Factoring in the average exchange rate, the price of gold averaged CDN$1,655 per ounce in 2016 about 11.5% higher than 2015 average of CDN$1,484 per ounce.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 18

Cost of Sales

expressed in thousands of dollars	2016	2015
Operating expenses	$238,273	$83,479
Salaries, wages and benefits	79,906	28,671
Depletion and depreciation	81,060	27,923
Share based compensation	1,054	102
	$400,293	$140,175

Cost of sales for 2016 were $400.3 million compared to $140.2 million in 2015. The increase was due to the following major factors: Operating expenses and salaries, wages and benefits for 2016 were $200.6 million from Red Chris mine compared to $74.9 million in 2015 as the mine entered commercial production on July 1, 2015; operating expenses and salaries, wages and benefits for Mount Polley were $116.8 million for Mount Polley mine compared to $27.4 million for 2015 as the mine was not in operation until August 5, 2015 in the 2015 year; depletion and depreciation for the Red Chris and Mount Polly mines was $80.6 million in 2016 compared to $30.8 million in 2015 reflecting the increased production from both mines in 2016 compared to 2015 as the Company primarily uses the units of production as a basis for calculating these expenses.

Included in cost of sales for 2016 are inventory impairments to net realizable value of $23.3 million compared to $15.1 million in 2015.

General and Administration Costs

expressed in thousands of dollars	2016	2015
Administration	$3,468	$4,222
Share based compensation - corporate	1,673	306
Depreciation – corporate assets	327	716
Foreign exchange loss – operations (excluding debt)	995	2,259
	$6,463	$7,503

General and administration costs were $6.5 million in 2016 compared to $7.5 million in 2015. Administration costs decreased in 2016 primarily as a result of lower staff costs; share based compensation costs increased in 2016 as a result of options that were granted in December 2015; and foreign exchange losses on operational items denominated in US dollars were lower in 2016 compared to 2015.

The average CDN/US Dollar exchange rate for 2016 was 1.326 compared to 1.279 in 2015. Foreign exchange losses are attributable to holding US Dollar denominated cash, accounts receivable, and accounts payable. These net US Dollar asset and liability balances are primarily the result of the activities at the Red Chris and Mount Polley mines.

Interest Expense

expressed in thousands of dollars	2016	2015
Interest on non-current debt	$65,301	$35,829
Other interest	4,941	1,902
Finance costs	$70,242	$37,731

Interest expense increased to $70.2 million in 2016 from $37.7 million in 2015. The interest expense increased primarily as a result of the following: Interest expense on non-current debt increased from $35.8 million in 2015 to $65.3 million in 2016 an increase of $29.5 million. This increase was primarily driven by higher interest rates on the Company’s non-current debt and because in 2015 the Company capitalized $24.4 million in interest expense prior to Red Chris mine entering commercial production; Other interest increased from $1.9 million in 2015 to $4.9 million in 2016 an increase of $3.0 million. This increase was primarily due to the Company utilizing more of the concentrate advance facilities in 2016 compared to 2015. The average balances outstanding during 2016 were also higher than in 2015, which resulted to higher interest expense. Interest expense is determined by a variety of factors including levels of non-current debt, levels of short term debt on concentrate advances, the interest rate on the debt and foreign exchange rates on interest incurred on US denominated debt.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 19

Other Finance Income (Expense)

expressed in thousands of dollars	2016	2015
Accretion of future site reclamation provisions	$(925)	$(844)
Foreign exchange gain (loss) on short term debt	83	(1,188)
Foreign exchange gain (loss) on non-current debt	14,474	(78,468)
Fair value adjustment to marketable securities	38	(235)
Realized gain on derivative instruments	26,162	6,825
(Reversal of unrealized gain) unrealized gain on derivative instruments	(30,632)	23,132
	9,200	(50,778)
Interest income	53	125
	$9,253	$(50,653)

Other finance income totalled $9.3 million in 2016 compared to an expense of $50.7 million in 2015 with the income in income resulting from a combination of factors as discussed below.

At December 31, 2015 the Company had one derivative instrument outstanding in the form of a cross currency swap to lock in the foreign exchange rate on US$110.0 million of the US$325.0 million senior unsecured notes (the “Notes”) principal amount and related interest over the five year term of the Notes. The Company has no derivative instruments for copper or gold at December 31, 2015. In 2015 the Company recorded net gains of $30.0 million on derivative instruments, comprised of a $27.5 million net gain related to the CDN/US currency swap and a $2.5 million net gain on gold derivatives. These gains resulted from the mark to market valuation of the derivative instruments based on changes in the price of copper and gold and movements in the CDN/US exchange rate. During 2016, the Company sold all of the US$110.0 million cross currency swap for proceeds of $25.5 million leaving no derivative instruments outstanding at December 31, 2016.

The Company recorded a net $4.5 million loss in 2016 on the sale and revaluation of the cross currency swap comprised of the $26.2 million realized on the sale of the cross currency swap net of the $30.6 million reversal of the unrealized gains on the derivative instruments at December 31, 2015.

At December 31, 2016 the Company had US Dollar denominated debt of US$337.7 million compared to US$345.9 million at December 31, 2015. Foreign exchange gains and losses attributable to US denominated short and non-current debt reflect the foreign currency movement during the year and resulted in a $13.2 million gain on the senior notes in 2016 (2015-$71.3 million loss), $1.3 million gain on long term equipment loans in 2016 (2015-$7.1 million loss) and a $0.1 million gain on short term debt in 2016 (2015-$1.2 million loss).

Income and Mining Taxes Recovery

expressed in thousands of dollars	2016	2015
Current taxes
BC mineral taxes	$2,417	$569
Nevada net proceeds tax	-	12
Federal and BC income taxes	46	(7,590)
	2,463	(7,009)
Deferred income taxes
BC Mineral taxes	961	(3,862)
Other	(6,619)	(10,070)
	(5,658)	(13,932)
Total tax recovery	$(3,195)	$(20,941)

The effective tax rate was a recovery of 5.6% in 2016 compared to a recovery of 17.8% in 2015. For 2016 no tax recovery was recorded on impairment of mineral properties as there is no certainty that these losses will be recovered in the future.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 20

Equity Income in Huckleberry

The Company’s 50% share of equity earnings from Huckleberry was a loss of $11.3 million in 2016 compared to a loss of $3.0 million in 2015.

stated 100% - Imperial’s equity share is 50%

expressed in thousands of dollars, except quantity amounts	2016	2015
Copper 000’s pounds sold	22,210	42,663
Revenue before revaluations	$59,402	$124,985
Revenue revaluation	3,364	(14,574)
	62,766	110,411
Cost of sales	(83,876)	(122,115)
Loss from mine operations	(21,110)	(11,704)
Other	(6,316)	1,101
Loss before taxes	(27,426)	(10,603)
Income and mining tax recovery	4,737	4,531
Net loss	$(22,689)	$(6,072)

CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company’s overall strategy remains unchanged from 2015.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments (provisionally priced contracts) , non-current debt, and equity attributable to common shareholders, comprised of share capital, share option reserve, warrant reserve, equity component of convertible debentures, currency translation adjustment and retained earnings.

At December 31, 2016 the Company was in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and non-current debt.

LIQUIDITY & CAPITAL RESOURCES

At December 31, 2016, the Company had cash of $14.3 million, available capacity of $49.9 million for future draws under the senior secured revolving credit facility, and a working capital deficiency of $89.1 million compared to cash of $9.2 million and a working capital deficiency of $205.1 million at December 31, 2015, which included $166.1 million related to the senior secured revolving credit facility.

During the 2016 fiscal year the Company completed a number of transactions to improve liquidity. These include the sale of the US$110.0 million cross currency swap for proceeds of $25.5 million, refinancing some of mobile equipment for proceeds of $7.5 million, entering into the electricity payment deferral plan with the British Columbia Hydro and Power Authority with deferred payments to December 31, 2016 of $17.9 million, and a private placement for gross proceeds of $65.0 million.

Furthermore, in May 2016 the Company extended the maturity date of the senior credit facility from October 1, 2016 to March 15, 2018 and amended certain terms and conditions of the facility. Concurrently, the Company extended the maturity date of the second lien secured credit facility from April 1, 2017 to August 15, 2018 and amended certain of its terms and conditions. Subsequent to December 31, 2016 the Company also amended certain financial covenants under the senior credit facility for the March 31, June 30 and September 30, 2017 reporting periods.

Cash balances on hand, the projected cash flow from the Red Chris and Mount Polley mines, as well as the available credit facilities are expected to be sufficient to fund the working capital deficiency and the Company’s obligations as they come due.  However, there are inherent risks related to the operation of the Company’s mines which could require additional sources of financing. There can be no assurance that adequate additional financing will be available on terms acceptable to the Company or at all which creates a material uncertainty that could have an adverse impact on the Company’s financial condition and results of operations and may cast significant doubt on the Company’s ability to continue as a going concern.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 21

Financings

In December 2016 the Company completed a private placement and issued 11,818,182 common shares at a price of $5.50 per share for gross proceeds of $65.0 million. The Company used the proceeds of the financing to improve its working capital and for general corporate purposes.

Credit Risk

The Company’s credit risk is limited to cash, trade and other receivables, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well-capitalized and diversified multinationals, and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

From time to time the Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties is considered to be minimal because of their strong capital base, diversity and multinational operations. In addition, to reduce risk related to derivative instruments the Company utilizes multiple counterparties.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine on an ongoing basis the funds required to support the Company’s normal operating requirements and its planned capital expenditures.  This process incorporates multiple sources of funding, including cash on hand, committed credit facilities, advance payment facilities with its customers and additional sources of new financings that are expected to provide the funds necessary to meet projected cash requirements.

At December 31, 2016 the Company’s primary sources of credit are the long term financing arrangements comprised of a $200.0 million senior credit facility, a $50.0 million second lien credit facility, US$325.0 million senior unsecured notes, $145.0 million face value of unsecured convertible debentures, a $75.0 million unsecured junior credit facility, and $35.2 million in secured equipment loans.

The Company holds investments in Huckleberry, mineral property and marketable securities. While these may be convertible to cash they are not considered when assessing the Company’s liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon. Therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company also holds derivative instruments which can readily be converted to cash depending on management’s assessment of the fair value of the instruments versus the long term strategic value of the instruments.

The Company’s overall liquidity risk has diminished from 2015 as a result of the cash raised from the equity financing completed in December 2016, the continuing optimization of Red Chris mine operations and the resumption of normal operations at the Mount Polley mine during 2016. In addition, improved copper prices in CDN dollar terms also contribute to a reduction of liquidity risk, however this is mitigated somewhat by the requirement to repay the deferred trade payables in the future as copper prices increase.

Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company although the Company considers this risk low as described in the Credit Risk section previously.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 22

The Company had the following contractual obligations with respect to financial instruments as of December 31, 2016:

expressed in thousands of dollars	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Total
Trade and other payables	$115,649	$-	$-	$-	$-	$115,649
Other obligations	32,210	14,300	14,300	13,108	-	73,918
Short term debt	13,277	-	-	-	-	13,277
Current portion of non-current debt	18,727	-	-	-	-	18,727
Non-current debt	-	171,868	515,568	115,614	30,047	833,097
	179,863	186,168	529,868	128,722	30,047	1,054,668
Less future accretion and unamortized finance cost on non-current debt	-	(503)	(5,394)	(18,525)	(5,314)	(29,736)
Total	$179,863	$185,665	$524,474	$110,197	$24,733	$1,024,932

Liquidity and Working Capital Enhancements

Electricity Payment Deferral Plan

In January 2016 the Government of British Columbia announced that it would provide assistance to copper and coal mines during the current low commodity price environment. The mechanism for this assistance was completed in March 2016 when the British Columbia Hydro and Power Authority (“BC Hydro”) received approval from the British Columbia Utilities Commission for a tariff supplement that allows a mining customer to defer payment on up to 75% of the monthly electricity billing (the “Payment Plan”) depending on the average London Metals Exchange (“LME”) settlement copper price converted to CDN dollars at the Bank of Canada’s daily average closing exchange rate. The period for calculating the copper price in CDN dollars is the 30 day period prior to the billing date on the 15th of each month.

Interest on the deferred payment amounts is charged and added to the deferred payment balance at Bank Prime Rate plus 5%, except for the Huckleberry mine, which has a fixed interest rate of 12%.

The Payment Plan has a five year term with payment deferrals allowed only during the first two years. Repayments of deferred amounts are required at up to 75% of the monthly electricity billing when the copper price exceeds CDN$3.40 per pound. At a copper price of CDN$3.40 per pound there is no deferral or repayment. The maximum deferral of 75% is available at a copper price of CDN$3.04 per pound or less and the maximum repayments are required at a copper price of CDN$3.76 per pound or more.

Joining the Payment Plan does not change mine operating costs and increases interest expense, however, it does provide the Company with increased liquidity when copper prices are below CDN$3.40 per pound. Payment of any balance under the Payment Plan is due at the end of the five year term.

Joining the Payment Plan was optional and in March 2016 the Red Chris, Mount Polley and Huckleberry mines joined the Payment Plan with the resulting payment deferral being effective for the March 2016 electricity billings onwards. At the maximum discount of 75% the estimated monthly payment deferral for the Red Chris and Mount Polley mines would be approximately $1.8 million and as at December 31, 2016 the Company had deferred $17.9 million under the Payment Plan for the Red Chris and Mount Polley mines.

Currency Risk

Financial instruments that impact the Company’s net income and comprehensive income due to currency fluctuations include US dollar denominated cash, accounts receivable, derivative instrument assets, reclamation deposits, trade and other payables, derivative instrument liabilities, and debt. If the US Dollar had been 10% higher/lower and all other variables were held constant, net income and comprehensive income for the year ended December 31, 2016 would have been higher/lower by $38.9 million.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 23

Cash Flow

Cash flow was $107.6 million in 2016 compared to cash flow of $14.1 million in 2015.

Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under IFRS and may not be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before the net change in working capital balances, income and mining taxes, and interest paid. Refer to Cash Flow and Cash Flow per share under Non-IFRS financial measures for further details.

Working Capital

At December 31, 2016 the Company had a working capital deficiency of $89,108, which included $32,210 of other obligations compared to a working capital deficiency of $205,057 at December 31, 2015, which included $166,072 related to the senior secured revolving credit facility.

Acquisition and Development of Mineral Properties

Acquisition and development of mineral properties totaled $150.5 million in 2016 compared to $125.0 million in 2015.

expressed in thousands of dollars	2016	2015

Capital and Development Expenditures
Red Chris (including capitalized interest of $nil (2015-$24,441)) and net of preproduction revenues of $nil (2015-$50,650)	$123,087	$93,787
Mount Polley	26,372	30,230
Sterling	150	29
Other	18	5
	149,627	124,051
Exploration Expenditures
Red Chris	35	21
Mount Polley	363	105
Sterling	146	112
Other	326	679
	870	917
	$150,497	$124,968

The Red Chris mine was in commissioning stage in the first six months of 2015 and declared commercial production on July 1, 2015 which resulted in a significant reduction of capital expenditures in 2016 compared to 2015. Mount Polley expenditures in both 2016 and 2015 were primarily related to the tailings dam, including buttressing.

Pursuant to a tariff supplement the Company is obligated to reimburse BC Hydro for its portion of the costs related to BC Hydro’s construction of the Northwest Transmission Line (“NTL”) which provides power to the Red Chris mine. In October 2016 the Company received confirmation from BC Hydro of the amount and repayment terms for this commitment. The amount payable by the Company is $57,200 with a corresponding asset recorded in Mineral Properties representing the Company’s contribution towards the construction of the NTL.

DERIVATIVE INSTRUMENTS

In the March 2014 quarter the Company entered into cross currency swaps to lock in the foreign exchange rate on US$110.0 million of the US$325.0 million senior unsecured notes (the “Notes”) principal amount and related interest over the five year term of the Notes. The foreign exchange rate was fixed at 1.1113 CDN Dollar for each US Dollar. During 2016, the Company sold the US$110.0 million cross currency swaps for proceeds of $25.5 million.

In 2016 the Company recorded net losses on derivative instruments of $4.4 million compared to net gains of $30.0 million in 2015. The $4.4 million loss in 2016 consisted of a $26.2 million realized gain, primarily from the sale of the cross currency swaps, and a reversal of $30.6 million unrealized gain on the foreign currency swaps as at December 31, 2015.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 24

In 2015 the $30.0 million gain consisted of a net gain of $2.5 million on gold derivative instruments and a net gain of $27.5 million on the foreign currency swaps. The gains or losses in derivative instruments result from the mark to market valuation of the instruments based on changes, depending on the instrument, in the price of copper and gold and movements in the CDN/US exchange rate.

The Company has not applied hedge accounting for its derivative instruments and therefore records changes in the unrealized gains or losses on these contracts at fair value on each statement of financial position date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

In the past the Company has utilized a variety of derivative instruments including the purchase of puts, forward sales, currency swaps and the use of min/max zero cost collars. The Company’s income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper and gold prices and CDN/US exchange rates compared to the copper and gold prices and CDN/US exchange rate at the time when these contracts were entered into or the latest balance sheet date and the type and length of time to maturity of the contracts.

The Company had no derivative instruments for copper or gold at December 31, 2016 or at the date of this document.

DEBT AND OTHER OBLIGATIONS

Non-Current Debt

At December 31, 2016 the Company’s non-current debt was comprised of the following:

•	A secured revolving senior credit facility of $200.0 million

•	A secured revolving second lien credit facility of $50.0 million

•	An unsecured junior credit facility of $75.0 million

•	Senior unsecured notes of US$325.0 million

•	Convertible debentures with a face value of $145.0 million

•	A variety of equipment loans denominated in both CDN Dollars and US Dollars with a remaining balance of $35.2 million

During 2016 and the first quarter of 2017, the Company had the following material transactions related to its non-current debt:

•	The Company refinanced some of its mobile equipment for gross proceeds of $7.5 million. These loans are secured by the refinanced equipment, bear an interest rate of 5.95%, require monthly payments of $0.2 million and will be fully repaid by March 2020.

•	The Company extended the maturity date of the senior credit facility to March 15, 2018 and amended certain of its terms and conditions. The amount of the facility has not changed and remains at $200.0 million. Effective January 1, 2016 the financial covenants have been amended to reflect the impact of reduced commodity prices. The interest rate charged under the amended facility will fluctuate with the financial leverage of the Company. The interest rate in the prior agreement was not linked to the Company’s financial leverage. Subsequent to December 31, 2016 the Company also amended certain financial covenants under the senior credit facility for the March 31, June 30 and September 30, 2017 reporting periods.

•	Concurrently, the Company extended the maturity date of the second lien credit facility from April 1, 2017 to August 15, 2018 and amended certain of its terms and conditions, including financial covenants. The changes to this facility are the same as those in the senior credit facility except there is no change in interest rate from the prior agreement. Concurrent with the changes to this facility the fee paid to a related party for guaranteeing this facility has been amended to fluctuate with the financial leverage of the Company on the same basis as the interest rate will fluctuate under the amended senior credit facility.

Detailed disclosure on the Company’s non-current debt including amounts owed, interest rates and security can be found in Note 11 of the Consolidated Financial Statements.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 25

Financial Covenants

Giving effect to the covenant amendments in May 2016 on the senior credit facility and second lien credit facility, the Company has the following financial covenants related to its various debt agreements:

•	Fixed charge coverage ratio

•	Total debt to EBITDA ratio

•	Secured debt to EBITDA ratio

•	Tangible net worth test

As at the date of this document the Company continues to be in full compliance with all financial covenants under its debt agreements. Copies of the agreements can be found on www.sedar.com.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings. At December 31, 2016 $162.6 million of the Company’s debt was at floating interest rates compared to $240.6 million at December 31, 2015. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk.

Contractual Obligations

The Company had the following contractual obligations as of December 31, 2016:

expressed in thousands of dollars	2017	2018	2019	2020	2021 and beyond	Total
Non-current debt(1)	$18,727	$171,868	$515,568	$115,614	$30,047	$851,824
Short term debt	13,277	-	-	-	-	13,277
Operating leases	458	411	416	347	495	2,127
Reclamation bonding	2,861	1,740	-	-	-	4,601
Mineral properties (2)	443	558	562	729	789	3,081
Other obligations (NTL)	14,300	14,300	14,300	13,108	-	56,008
	50,066	188,877	530,846	129,798	31,331	930,918
Less future accretion and unamortized finance cost on non-current debt	-	(503)	(5,394)	(18,525)	(5,314)	(29,736)
	$50,066	$188,374	$525,452	$111,273	$26,017	$901,182

(1)	Amounts shown are gross obligations at maturity date and include current portion

(2)	Mineral property commitments are the estimated payments required to keep the Company’s claims or option agreements in good standing. Total is to the year 2021 only.

At December 31, 2016 the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 26

Fair Value Estimation

The fair value of financial instruments traded in active markets (such as marketable securities) is based on quoted market prices at the statement of financial position date. The quoted market price used for financial assets held by the Company is the current bid price. The fair value of derivative instrument assets and liabilities are determined by the counterparties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade and other receivables and trade and other payables are assumed to approximate their fair values. Except for the Notes, management believes that the carrying value of remaining non-current and short term debt approximates fair value. At December 31, 2016 the fair value of the Notes is $416.7 million (December 31, 2015-$425.0 million) based on a quote received from dealers that trade the Notes.

IFRS 13 Fair Value Measurement requires disclosures about the inputs to fair value measurement, including their classifications within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities; and

Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – inputs that are not based on observable market data.

The fair value of the Company’s financial instruments has been classified within the fair value hierarchy as at December 31, 2016 as follows:

expressed in thousands of dollars	Level 1	Level 2	Total
Financial assets
Cash	$14,251	$-	$14,251
Marketable securities	123	-	123
Provisionally priced receivables	-	5,958	5,958
Future site reclamation deposits	4,667	-	4,667
	19,041	5,958	24,999
Financial liabilities
Amounts owing on provisionally priced receivables	-	(2,861)	(2,861)
	$19,041	$3,097	$22,138

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 27

SELECT QUARTERLY FINANCIAL INFORMATION

Unaudited - expressed in thousands of dollars, except per share amounts, prices and exchange rates

	Three Months Ended
	December 31 2016	September 30 2016	June 30 2016	March 31 2016
Total revenues	$78,125	$97,108	$116,200	$136,785
Equity loss in Huckleberry	$(3,326)	$(2,346)	$(1,697)	$(3,976)
Net (loss) income	$(47,060)	$(20,589)	$(4,160)	$17,729
Basic (loss) income per share (1)	$(0.57)	$(0.25)	$(0.05)	$0.22
Diluted (loss) income per share (1)	$(0.57)	$(0.25)	$(0.05)	$0.22
Adjusted net loss (2) (3)	$(30,690)	$(20,038)	$(1,214)	$(4,842)
Adjusted net loss per share(1) (2) (3)	$(0.37)	$(0.25)	$(0.01)	$(0.06)
Adjusted EBITDA (2)	$7,578	$14,380	$38,791	$45,875
Cash flow (2)	$(405)	$18,244	$40,327	$49,425
Cash flow per share (1) (2)	$0.00	$0.22	$0.49	$0.60
Average LME copper price/lb in US$	$2.39	$2.17	$2.14	$2.12
Average LME gold price/troy oz in US$	$1,218	$1,335	$1,259	$1,181
Average CDN/US$ exchange rate	$1.334	$1.305	$1.289	$1.375
Period end CDN/US$ exchange rate	$1.343	$1.312	$1.301	$1.297

	December 31 2015	September 30 2015	June 30 2015	March 31 2015
Total revenues	$69,514	$55,928	$1,726	$1,533
Equity (loss) income in Huckleberry	$(2,269)	$(800)	$626	$(593)
Net (loss) income	$(35,877)	$(29,344)	$1,644	$(33,384)
Basic (loss) income per share (1)	$(0.44)	$(0.37)	$0.02	$(0.45)
Diluted (loss) income per share (1)	$(0.44)	$(0.37)	$0.02	$(0.45)
Adjusted net loss (2) (3)	$(22,882)	$(9,764)	$(9,371)	$(8,237)
Adjusted net loss per share(1) (2) (3)	$(0.28)	$(0.12)	$(0.12)	$(0.11)
Adjusted EBITDA (2)	$3,418	$14,230	$(8,466)	$(5,812)
Cash flow (2)	$2,843	$15,343	$2,270	$(6,321)
Cash flow per share (1) (2)	$0.03	$0.20	$0.03	$(0.08)
Average LME copper price/lb in US$	$2.22	$2.38	$2.74	$2.64
Average LME gold price/troy oz in US$	$1,104	$1,124	$1,193	$1,219
Average CDN/US$ exchange rate	$1.335	$1.309	$1.229	$1.241
Period end CDN/US$ exchange rate	$1.384	$1.339	$1.247	$1.268

(1)	The sum of the quarterly net income per share, adjusted net income per share and cash flow per share may not equal the annual total due to timing of share issuances during the year.

(2)	Refer to tables under heading Non-IFRS Financial Measures for details of the calculation of these amounts.

(3)	The adjusted net income (loss) of quarters prior to December 2016 have been adjusted to conform to the presentation adopted for the December 2016 quarter.

The financial information for each of the most recently completed eight quarters has been prepared in accordance with IFRS other than in respect of the non-IFRS financial measures described in more detail under the heading Non-IFRS Financial Measures.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 28

Variations in the quarterly results are impacted by three primary factors:

(a)	Fluctuations in revenue are due to the timing of shipping schedules and quantities of copper and gold sold on each ship, production volumes at the mines, changes in the price of copper, gold and the CDN/US Dollar exchange rate.

(b)	Fluctuations in net income are due to the revenue changes described above and realized and unrealized gains/losses on derivative instruments based on movements in the reference item hedged, changes in foreign exchange rates on US Dollar denominated debt, changes in production cost inputs and changes in tax rates.

(c)	Rehabilitation costs and related insurance recoveries for the August 4, 2014 Mount Polley Breach. While the primary impact of this item was in the September 2014 quarter, the recording of insurance recoveries and any revisions to the rehabilitation provision impacts periods subsequent to September 30, 2014 as insurance proceeds are received. Insurance recoveries of $14.0 million were received and recorded in the December 2014 quarter and $11.0 million were received and recorded in the June 2015 quarter.

In addition to the variations in quarterly results caused by the primary factors discussed above the following periods had non-recurring transactions that further impacted net income:

(a)	The higher net loss in the March 2015 quarter was the result of no production or sales from Mount Polley and large foreign exchange losses on revaluation of the Company’s US Dollar denominated debt.

(b)	The net income in the June 2015 quarter is largely the result of $11.0 million in insurance recoveries.

(c)	The large net losses in the September and December 2015 quarters were primarily due to large foreign exchange losses on revaluation of the Company’s US Dollar denominated debt, partially offset by earnings from the Red Chris mine as it commenced commercial production on July 1, 2015 and the restart of the Mount Polley mine on August 5, 2015.

(d)	The net income in the March 2016 quarter was primarily due to the continued increase in production at the Red Chris mine and the Mount Polley mine being operated at closer to nameplate capacity and included foreign exchange gains on current and non-current debt of $30.7 million on revaluation of the Company’s US Dollar denominated debt and net unrealized and realized losses of $7.3 million related to derivative instruments.

(e)	The net loss in the June 2016 quarter was primarily due to an increase in finance costs which were $18.4 million in the June 2016 quarter compared to finance income of $6.7 million in the March 2016 quarter and finance income of $1.7 million in the June 2015 quarter. Lower realized foreign exchange gains and lower amounts of interest expense capitalized in the June 2016 quarter were the primary reasons for the increase in finance costs.

(f)	The primary reason for the increase in net loss in the September 2016 quarter compared to the June and March 2016 quarters was a decrease in income from mine operations due to an increase in costs and decrease in grade leading to lower sales volumes. The Company incurred a loss from mine operations of $2.1 million in the September 2016 quarter compared to income from mine operations of $20.2 million in the June 2016 quarter and $20.3 million in the March 2016 quarter.

(g)	The primary reasons for the increase in net loss in the December 2016 quarter compared to the September and June 2016 quarters was a decrease in revenues, higher costs of sales, higher interest and finance costs and an impairment charge of $7.3 million on the Sterling mine. Revenues were lower as production was lower at both Red Chris and Mount Polley mines due to the mining and treatment of lower grade ore in those periods. Other finance costs were higher as the Company incurred higher foreign exchange losses on its non-current debt in the December quarter compared to the September and June quarters.

FOURTH QUARTER RESULTS

Revenue in the fourth quarter of 2016 was $78.1 million compared to $69.5 million in 2015. Sales revenue is recorded when title for concentrate is transferred on ship loading. Variations in revenue are impacted by the timing and quantity of concentrate shipments, metal prices and exchange rates, and period end revaluations of revenue attributed to concentrate shipments where copper and gold prices will settle at a future date.

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The Company recorded a net loss of $47.1 million ($0.57 per share) in the fourth quarter of 2016 compared to net loss of $35.9 million ($0.44 per share) in the prior year quarter.

Expenditures for exploration and ongoing capital projects at Mount Polley, Red Chris and Sterling totaled $88.3 million during the three months ended December 31, 2016 compared to $7.1 million in the 2015 comparative quarter. The fourth quarter of 2016 included $57.2 million for the Company’s share of construction of the Northwest Transmission Line that it is obligated to reimburse to BC Hydro.

RELATED PARTY TRANSACTIONS

Corporate

The Company incurred the transactions and balances noted below in the normal course of operations. Expenses have been measured at the fair value which is determined on a cost recovery basis. Related party transactions and balances with N. Murray Edwards, a significant shareholder, Edco Capital Corporation (“Edco”), a company controlled by N. Murray Edwards, companies in which directors are owners, and with directors and officers are as follows:

Statement of Income

expressed in thousands of dollars		2016	2015
Loan guarantee fee for guarantee of second lien credit facility	(a)	$1,284	$960
Loan commitment fee	(h)	$-	$300
Interest expense	(f)	$15,916	$14,863
Fees to backstop financings - cash	(i)	$-	$556

Statement of Financial Position

expressed in thousands of dollars		2016	2015
Accrued interest on senior unsecured notes and convertible debentures	(f)	$3,326	$1,882
Junior credit facility	(b)	$75,000	$75,000
Senior Unsecured notes (US$53,300)	(c)	$71,556	$73,767
Convertible debentures	(d)(g)	$59,000	$57,600
Trade and other payables	(e)	$-	$(4)

(a)	The loan guarantee fee is related to the guarantee by Edco of the second lien credit facility which provided additional liquidity for the commissioning of the Red Chris mine.

(b)	The $75.0 million junior credit facility from N. Murray Edwards was used to fund any cost overruns at the Red Chris mine and for general working capital purposes.

(c)	N. Murray Edwards, directors and officers hold US$53.3 million of the US$325.0 million senior unsecured notes offering which closed in March 2014 and provided part of the long term financing for the Red Chris mine.

(d)	N. Murray Edwards holds $40.0 million of the $115.0 million 2014 convertible debentures which provided funding for completing and commissioning the Red Chris mine, remediating the effects of the Mount Polley Breach, and for ongoing operations.

(e)	Trade and other payables relate to mine operating services supplied in the normal course by a company in which Mr. Yurkowski, a director, is an owner.

(f)	Interest expense is related to the senior unsecured notes, the junior credit facility, convertible debentures and on factored accounts receivables.

(g)	N. Murray Edwards and directors hold $19.0 million of the $30.0 million 2015 convertible debenture which closed on August 24, 2015.

(h)	The loan commitment fee in the 2015 period was paid to Edco and relates to the $30.0 million line of credit facility entered into in May 2015. The line of credit was repaid in August 2015.

(i)	In the 2015 period the fees paid to backstop financings totaled $0.6 million for guarantees provided by N. Murray Edwards to purchase 66.67% of all the common shares that remain unsubscribed for by right-holders in the Rights Offering, purchase 66.67% of the Common Share Private Placement, and to purchase 66.67% of all the convertible debentures which remain unpurchased under the Convertible Debenture Private Placement. In exchange for backstopping these financings, the Company agreed to pay N. Murray Edwards a fee of 3% of the gross proceeds of the Financings, excluding proceeds from (i) the exercise of Rights issued in respect of common shares owned or over which N. Murray Edwards and Fairholme Partnership L.P. and their affiliates have control and (ii) the sale of common shares and convertible debentures that N. Murray Edwards and Fairholme Partnership L.P. and their affiliates have committed to purchase pursuant to the Common Share Private Placement and the Convertible Debenture Private Placement.

The Company incurred the above transactions and balances in the normal course of operations. Expenses have been measured at the fair value which is determined on a cost recovery basis.

Additional details on related party transactions can be found in Note 23 to the audited Consolidated Financial Statements for the year ended December 31, 2016.

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OTHER

As at March 30, 2017 the Company had 93,586,710 common shares outstanding, and on a diluted basis 109,614,361 common shares outstanding. Additional information about the Company is available on sedar.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this MD&A, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

(1)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of the assets of the Company;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2015. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2016, the Company’s internal control over financial reporting were effective. There have been no changes in the Company’s internal controls over financial reporting and disclosure controls and procedures during the 2016 financial year that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

Limitations on Controls and Procedures

The Company’s management believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, can only provide reasonable and not absolute assurance that the objectives of the control system are met. Therefore, even those systems determined effective cannot provide absolute assurance that all control issues and instances of fraud within the Company, if any, have been prevented or detected.

Contingent Liabilities

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, none of these matters will have a material effect on the Company’s condensed consolidated interim financial position or financial performance.

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On August 4, 2014 the tailings dam at the Mount Polley mine near Likely, BC was breached and at December 31, 2016 the Company has a provision of $2.1 million for future rehabilitation activities related to the Mount Polley Breach (Note 19). The provision for rehabilitation contains significant estimates and judgments about the scope, timing and cost of the work that will be required and is subject to revision in the future as further information becomes available to the Company.

During the third quarter of 2014, a securities class action lawsuit was filed against the Company and certain of its directors, officers and others in the Ontario Superior Court of Justice in Toronto (the Claim). The Company has engaged independent legal counsel to advise it on this matter. At this time the Company cannot predict the outcome of the Claim or determine the amount of any potential losses and accordingly, no provision has been made as of December 31, 2016. However, the Company is of the view that the allegations contained in the Claim are without merit and intends to vigorously defend its position.

RISK FACTORS

The Company’s business involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this MD&A and the audited Consolidated Financial Statements of the Company. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition, results of operations and cash flow would suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See Forward-Looking Statements and Risks Notice.

There are material risks and uncertainties associated with rehabilitation activities resulting from the Mount Polley Breach which may adversely affect our business.

The Mount Polley Breach resulted in loss of production from the mine, the primary source of cash flow for the Company, for a significant period and necessitated extensive response and rehabilitation activities. The Company may not receive approvals and consents necessary to proceed with the remaining rehabilitation plans in a timely manner. The timing and amount of the remaining costs and the liabilities relating to the Mount Polley Breach are as yet unknown, as is the actual timing of completion of rehabilitation activities . Furthermore, there may be unforeseen or long term environmental consequences as a result of the breach.

It is also unknown at this time whether the Company may become subject to regulatory charges or claims, fines and penalties or the potential quantum thereof. The Company may be unsuccessful in defending against any material legal claims that may arise from the breach, and current sources of funds may be insufficient to fund liabilities arising from the aforementioned charges or claims. Any additional financing that may be required may not be available to the Company on terms acceptable to the Company or at all.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

The business of exploring for and producing minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Availability of skilled people, equipment and infrastructure (including roads, ports and power supply) can constrain the timely development of a mineral deposit. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing and performance problems, unusual or unexpected geological conditions, ground control problems, periodic interruptions due to inclement or hazardous weather conditions, including as a result of climate change and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks may not be available to the Company (including certain liabilities for environmental pollution or other hazards) or to other companies within the industry. In addition, the Company may elect not to insure against certain hazards where insurance coverage may not continue to be available at economically feasible premiums, or at all. These risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, increased production costs, monetary losses and possible legal liability. Losses from these events may cause us to incur significant costs that would materially adversely affect our business, results of operations, financial condition and cash flows.

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Changes in the price of base and precious metals in the world markets, which can fluctuate widely, could adversely affect our business, results of operations, financial condition and cash flows.

The results of the Company’s operations are significantly affected by the market price of base and precious metals which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company’s control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US dollar and of certain other currencies, interest rates, speculative activities, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company’s cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a decrease in a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the Company’s business. There are, however, risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counterparty risks, liquidity issues with funding margin calls to cover mark to market losses and production interruption events.

In addition to adversely affecting our reserve estimates and our financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

General economic conditions or changes in consumption patterns may adversely affect our growth and profitability.

The copper market is volatile and cyclical, and consumption of copper is influenced by global economic growth, trends in industrial production, conditions in the housing and automotive industries and economic growth in China, which is the largest consumer of refined copper in the world. Should demand weaken and consumption patterns change (in particular, if consumers seek out cheaper substitute materials), the price of copper could be adversely affected, which could negatively affect our results of operations.

Many industries, including the copper mining industry, can be adversely impacted by market conditions.  A downturn in the financial markets or other economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates could adversely affect our growth and profitability. Specifically:

•	a reduction of the base-metal prices could impact the cost and availability of debt or equity financing and our overall liquidity and, further, the availability of financing on terms favourable to us;

•	as China consumes a significant amount of global copper production, the overall state of the Chinese economy, including credit/lending levels, fluctuations in inflation and interest rates and fiscal policy, could have an impact on global demand for copper, thereby potentially affecting copper prices realized by the Company;

•	the volatility of metal prices would impact our revenues, profits, losses and cash flows; and

•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact our production costs.

Any of these factors would adversely affect our business, results of operations, financial condition and cash flows.

We may be adversely affected by the availability and cost of key inputs.

Our competitive position depends on our ability to control operating costs. The cost structure of each operation is based on the location, grade and nature of the mineral deposit, and the management skills at each site as well as the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components. If such supplies become unavailable or their cost increases significantly, the profitability of our mines would be impacted and operations at our mines could be interrupted or halted resulting in a significant adverse impact on our financial condition. Our management prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs, and management assumes that the materials and supplies required for operations will be available for purchase. Lack of supply or increased costs for any of these inputs would decrease productivity, reduce the profitability of our mines, and potentially result in us suspending operations at our mines.

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Many of our costs are driven by supply and market demand. For example, the cost of local materials, like cement, explosives and electricity, will vary based on demand. Our main cost drivers include the cost of labour plus consumables such as electricity, fuel and steel. Wages can be affected by inflation and currency exchange rates and by the shortage of experienced human resources. The costs of fuel and steel are driven by global market supply and demand. In recent years, the mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour, and these shortages may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Concentrate treatment charges and transportation costs are also a significant component of operating costs. Concentrate treatment and refining charges have been volatile in recent years. We are dependent on third parties for rail, truck and maritime services to transport our products, and contract disputes, demurrage charges, rail and port capacity issues, availability of vessels, weather and climate and other factors can have a material adverse impact on our ability to transport our products according to schedules and contractual commitments.

Our operations, by their nature, use large amounts of electricity and energy. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in electricity and energy prices could negatively affect our business, financial condition, liquidity and results of operations.

Increases in these costs would have an adverse impact on our results of operations and would adversely affect our business, results of operations, financial condition and cash flows.

We may be unable to compete successfully with other mining companies.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals. Many of these companies have greater financial resources, operational experience and technical capabilities and a longer operating history than us. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. In addition, competition for exploration resources at all levels is very intense. Increased competition could adversely affect our ability to attract necessary capital funding, to acquire it on acceptable terms, or to acquire suitable producing properties or prospects for mineral exploration in the future. At certain times when copper prices increase, such increase encourages increases in mining exploration, development and construction activities, which can result in increased demand for and cost of contract exploration, development and construction services and equipment.

Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of these outcomes could materially increase project exploration, development or construction costs, result in project delays, or both. As a result of this competition, we may be unable to maintain or acquire attractive mining properties or attract better or more qualified employees, which would adversely affect our business, results of operations, financial condition and cash flows.

We are dependent upon third party smelters for processing our products.

The Company is primarily a producer of concentrates. These must be processed into metal by independent smelters under concentrate sales agreements in order for the Company to be paid for its products. There can be no assurance or guarantee the Company will be able to enter into concentrate sales agreements on terms that are favourable to the Company or at all.

We may become unable to access our markets due to trade barriers.

Access to the Company’s markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company’s access to certain markets, there can be no assurance that the Company’s access to these markets will not be restricted in the future.

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Undue reliance should not be placed on estimates of reserves and resources, since these estimates are subject to numerous uncertainties and may be revised. Our actual reserves could be lower than such estimates, which could adversely affect our operating results, financial condition and cash flows.

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company’s reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of employees of the Company. These individuals are not “independent” for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and mineral resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or mineral resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of mineral deposits or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

The volume and grade of reserves we actually recover, and rates of production from our current mineral reserves, may be less than estimates of the reserves. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause the mining operation to be unprofitable in any particular accounting period and may also prompt us to modify mineral reserves estimates. There can be no assurance that the indicated amount of reserve will be recovered or that it will be recovered at prices we have assumed in determining the mineral reserves. Fluctuations in the market price of copper, gold and other metals, changing exchange rates and operating and capital costs may make it uneconomical to mine certain mineral reserves in the future.

Reserve estimates can be uncertain because they are based on limited sampling. As we gain more knowledge and understanding of the deposit through on-going exploration and mining activity, the reserve estimate may change significantly, either positively or negatively.

Due to the uncertainty which are attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Cautionary notice regarding mineral reserve and mineral resource estimates.

Disclosure of mineral reserve and mineral resource classification terms and certain mineral resource estimates that are made in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI43-101”). NI43-101 is a rule developed by the Canadian Securities Administrators (CSA) that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates have been prepared in accordance with NI43-101. These standards differ significantly from the mineral reserve disclosure requirements of the Securities and Exchange Commission (“SEC”) set out in Industry Guide 7. Consequently, the Company’s mineral reserve and resource information is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

Terms mineral resources, measured mineral resources, indicated mineral resources and inferred mineral resources comply with the reporting standards in Canada. Further, inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of mineral resources, measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported mineral resources, measured mineral resources, indicated mineral resources or inferred mineral resources is economically or legally mineable.

Our production estimates may be materially different from actual production, which would adversely affect our business, results of operations, financial condition and cash flows.

Our actual production could be different for a variety of reasons, including:

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•	short-term operating factors relating to the mineral reserves, such as the need for sequential development of mineral deposits and the processing of new or different grades;

•	risks and hazards associated with mining, including geotechnical issues such as pit slope stability at open pit operations and structural issues at underground mines;

•	the actual material mined could vary from estimates, with respect to grades and/or tonnage;

•	mine failures;

•	industrial accidents;

•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;

•	unusual or unexpected geological conditions;

•	changes in power costs and potential power shortages;

•	shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;

•	plant and equipment failure;

•	the inability to process certain types of ore;

•	labour shortages or strikes;

•	civil disobedience and protests; and

•	restrictions or regulations imposed by government authorities or other changes in the regulatory environment applicable to the mining industry.

There is no assurance that we will achieve our production estimates. Production estimates at newer operations such as our Red Chris mine are particularly uncertain and subject to revision.

We must continually replace and expand our mineral reserves and mineral resources and the depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.

Mines have limited lives based on proven and probable mineral reserves. As a result, we must continually replace and expand our mineral reserves. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits. There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. The life-of-mine estimates for each of our operating mines are based on our best estimate given the information available to us. These estimates may not be correct. Our ability to maintain or increase our annual production of copper, gold and other metals depends in significant part on our ability to find and/or acquire new mineral reserves and bring new mines into production, and to expand mineral reserves at existing mines.

Exploration for minerals is highly speculative in nature and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic mineral deposit, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Our exploration and development of new and existing mines may be unsuccessful.

Because the life of a mine is limited by its mineral reserves, we continually look for opportunities to replace and expand our reserves by exploring existing properties and by looking for potential acquisitions of new properties or companies that own new properties.

Exploration and development of mineral properties involves significant financial and operational risk. There is no assurance that we will be successful in our efforts. Very few properties that are explored are later developed into an operating mine. Developing a property involves many risks and unknowns, such as establishing mineral reserves by drilling, completion of feasibility studies, obtaining and maintaining various permits and approvals from governmental authorities, constructing mining and processing facilities, securing required surface or other land rights, finding or generating suitable sources of power and water, confirming the availability and suitability of appropriate local area infrastructure and developing it if needed, and obtaining adequate financing. Substantial spending may be made on properties that are later abandoned due to a failure to satisfy any of such factors.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 36

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of a project can be affected by changes to them. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Actual costs may increase significantly and economic returns may differ materially from our estimates. Whether a mineral deposit will be commercially viable depends on a number of factors, including, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices, which fluctuate widely, and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may be unable to satisfactorily resolve fiscal and tax issues, or fail to obtain permits and approvals necessary to operate a project so that the project may not proceed, either on the original timeline, or at all. New mining operations may experience unexpected problems during start-up, which can cause delays and require more capital than anticipated. The combination of these factors may cause us to expend significant resources (financial and otherwise) on a property without receiving a return on investment and could result in the Company being unsuccessful in developing new mines. This, in turn, would adversely affect our business, results of operations, financial condition and cash flows.

Our indebtedness could adversely affect our financial condition and we may not be able to fulfil our obligations to our debt holders.

After giving effect to the financing transactions in 2014 and 2015 consisting of the senior secured credit facility, the second lien secured credit facility, the 2014 and 2015 convertible debentures and the junior unsecured credit facility (collectively the “Credit Facilities”) and the senior unsecured notes (the “Notes”), the Company has a significant amount of indebtedness.

Subject to the limits contained in the credit agreements that govern our Credit Facilities, the indenture that governs the Notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If we do so, the risks related to our level of indebtedness could intensify. Specifically, a high level of indebtedness could have important consequences, including:

•	making it more difficult for us to satisfy our obligations with respect to the Notes and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the indenture that governs the Notes and the agreements that govern our Credit Facilities and other debt contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. The agreements that govern our Credit Facilities and the indenture that governs the Notes restricts our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 37

In addition, we conduct a substantial portion of our operations through our subsidiaries, most but not all of which are guarantors of the Notes or our other indebtedness. Huckleberry, in which we hold a 50% interest, is not a guarantor of the Notes and the Credit Facilities. Accordingly, repayment of our indebtedness will be dependent in large measure on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are or become guarantors of the Notes, Credit Facilities or our other indebtedness, our subsidiaries do not have any obligation to pay amounts due on the Notes, Credit Facilities or our other indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture that governs the Notes and the agreements that govern Credit Facilities limit the ability of our subsidiaries to adopt restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations.

If we cannot make scheduled payments on our debt, we will be in default and our debt holders could declare all outstanding principal and interest to be due and payable, causing a cross-acceleration or cross-default under certain of our other debt agreements, if any, and we could be forced into bankruptcy, liquidation or restructuring proceedings.

Despite our significant level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the indenture that governs the Notes and the agreements that govern Credit Facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness.

If additional indebtedness is added to our current debt levels, the related risks that we now face could intensify.

The terms of the agreements that govern our Credit Facilities and the indenture that governs the Notes restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The indenture that governs the Notes and the agreements that govern Credit Facilities contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell, transfer or otherwise dispose of assets;

•	incur or permit to exist certain liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, amalgamate, merge or sell all or substantially all of our assets.

In addition, the restrictive covenants in the credit agreements that govern our senior credit facility and the second lien credit facility require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we may be unable to meet them.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 38

A breach of the covenants or restrictions under the indenture that governs the Notes or under the agreements that govern the Credit Facilities or our other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under any one of the Credit Facilities would permit the lenders under our senior credit facility and second lien credit facility to terminate all commitments to extend further credit under those facilities. Furthermore, if we were unable to repay the amounts due and payable under our senior credit facility, those lenders could proceed against the collateral granted to them to secure such indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, the Company and its subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. In addition, our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of our financing.

We may not be able to repurchase the Notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. Additionally, under the senior credit facility, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and the commitments to lend would terminate. The source of funds for any purchase of the Notes and repayment of borrowings under our senior credit facility would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the Notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. If we fail to repurchase the Notes in that circumstance, we will be in default under the indenture that governs the Notes. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the Notes may be limited by law. In order to avoid the obligations to repurchase the Notes and events of default and potential breaches of the credit agreement that governs our senior credit facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, some important corporate events, such as leveraged recapitalizations, may not, under the indenture governing the Notes, constitute a “change of control” that would require us to repurchase the Notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the Notes.

The exercise by the holders of Notes of their right to require us to repurchase the Notes pursuant to a change of control offer could cause a default under the agreements governing our other indebtedness, including future agreements, even if the change of control itself does not, due to the financial effect of such repurchases on us. In the event a change of control offer is required to be made at a time when we are prohibited from purchasing Notes, we could attempt to refinance the borrowings that contain such prohibitions. If we do not obtain a consent or repay those borrowings, we will remain prohibited from purchasing Notes. In that case, our failure to purchase tendered Notes would constitute an event of default under the indenture which could, in turn, constitute a default under our other indebtedness. Finally, our ability to pay cash to the holders of Notes upon a repurchase may be limited by our then existing financial resources.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 39

Fluctuations in exchange rates may adversely affect our operating and capital costs.

The Company’s operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries, especially the US dollar. Exchange rate movements can have a significant impact on operating results as a significant portion of the Company’s operating costs are incurred in Canadian dollars and most revenues are earned in US dollars. To reduce the exposure to currency fluctuations, the Company may enter into foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Company.

Changes in interest rates may adversely affect our operating and capital costs.

The Company’s exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company’s possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Company.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 40

We may be adversely affected by loss of access to capital.

In general, mining is an extremely capital intensive business. Mining companies need significant amounts of ongoing capital to maintain and improve existing operations, invest in large scale capital projects with long lead times, and manage uncertain development and permitting timelines and the volatility associated with fluctuating metals and input prices. The amount of cash currently generated by the Company’s operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependent upon debt and equity financing to carry out its exploration and development plans. Financial markets, including banking, debt and equity markets, can be extremely volatile and can prevent us from gaining access to the capital required to maintain and grow our business. Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects, and would adversely affect our business, results of operations, financial condition and cash flows.

We are required to obtain government permits and comply with other government regulations to conduct operations.

Regulatory and permitting requirements have a significant impact on the Company’s mining operations and can have a material and adverse effect on future cash flow, results of operations and financial condition. In order to conduct mineral exploration and mining activities the Company must obtain or renew exploration or mining permits and licenses in accordance with the relevant mining laws and regulations required by governmental authorities having jurisdiction over the mineral projects. There is no guarantee that the Company will be granted the necessary permits and licenses, that they will be renewed, or that the Company will be in a position to comply with all the conditions that are imposed. Mining is subject to potential risks and liabilities associated with pollution and the disposal of waste from mineral exploration and mine operations. Costs related to discovery, evaluation, planning, designing, developing, constructing, operating, closing and remediating mines and other facilities in compliance with these laws and regulations are significant. In addition to environmental protection, applicable laws and regulations govern employee health and safety. Not complying with these laws and regulations can result in enforcement actions that may include corrective measures requiring capital expenditures, installation of additional equipment, remedial action and changes to operating procedures resulting in additional costs and temporary or permanent shutdown of operations. The Company may also be required to compensate those parties suffering loss or damage and may face civil or criminal fines or penalties for violating certain laws or regulations. Changes to these laws and regulations in the future could have an adverse effect on the Company’s cash flow, results of operations and financial condition.

We are subject to various risks related to environmental, health and safety and other forms of government regulation.

Our mining, processing, development and exploration activities are subject to extensive laws and regulations, which include laws and regulations governing, among other things: the environment, climate change, employee health and safety, mine development, mine operation, mine safety, mine closure and reclamation, exploration, prospecting, taxes, royalties, toxic substances, waste disposal, land use, water use, land claims of local people and other matters. We require permits and approvals from a variety of regulatory authorities for many aspects of mine development, operation, closure and reclamation. Additionally, permits and approvals may be invalidated or subject to challenges after the date of issuance. Such acts could have a material adverse impact on us, our operations or results.

The Company’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. Our ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with our activities or of other mining companies that affect the environment, human health and safety.

No assurance can be given that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a manner that could have an adverse effect on our financial position and results of operations. Any such amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, would have a material adverse impact on us, such as increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or could require abandonment or delays in the development of new mining properties.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 41

Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against us, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We are exposed to these potential liabilities through our current development projects and operations as well as operations that have been closed or sold. For example, we could be required to compensate others for losses or damages from our mining activities; and we could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially affect our operating costs and delay or curtail our operations. There can be no assurance that we have been or will be at all times in compliance with all laws, regulations and permits, that compliance will not be challenged or that the costs of complying with current and future environmental, health and safety laws, regulations and permits will not materially or adversely affect our business, operations or results.

Certain of our assets are not wholly owned or are owned through joint ventures, and any disagreement or failure of partners to meet obligations could have a material adverse effect on our results of operations and financial condition.

We hold a 50% interest in Huckleberry Mines Ltd. The remaining 50% interest is held by the Japan Group, comprised of Mitsubishi Materials Corporation, Dowa Mining Co. Ltd. and Furukawa Co. Ltd. Our interest in Huckleberry Mines Ltd. is subject to the risks normally associated with the conduct of a joint venture, where joint control exists and all decisions related to relevant activities require unanimous approval of the board of directors, such as capital expenditures, disposition of assets, approval of borrowings, approval of the annual and five year plan, and loans or guarantees. Huckleberry is an incorporated company which is a separate legal entity. Huckleberry’s legal form does not provide us with rights to its assets and obligations and there are no terms in the shareholder agreement or similar contractual arrangements which provide us with rights to its assets and obligations for its liabilities.

We also hold a 50% interest in the Ruddock Creek property through our wholly owned subsidiaries. Mitsui Mining and Smelting Co. Ltd. and Itochu Corporation hold the remaining 30% and 20% interest, respectively, through their respective wholly owned subsidiaries, MK Mining Canada, Corporation and ICM Mining (Canada) Inc. Our interest in the Ruddock Creek property is subject to the risks normally associated with the conduct of a joint venture. While we are the operator of the project, MK Mining Canada, Corporation and ICM Mining (Canada) Inc. have approval rights for certain key decisions such as changes in share capital, merger, amalgamation, dissolution of the joint venture, dividends or earning distributions, capital expenditure and operating budgets, exploration budgets, financing and pledge of joint venture assets, suspension or cessation of operations, utilization of derivative instruments, related party transactions, changes in operator or the projects of the joint venture, and hiring of key personnel.

In addition, our co-investors or joint venture partners may have competing interests in our markets that could create conflict of interest issues, and otherwise may have economic or business interests or goals that are inconsistent with our interests or goals and may take actions contrary to our instructions, requests, policies or objectives.

Our co-investors or joint venture partners, such as the ones described above, may have the right to veto any of these decisions and this could therefore lead to a deadlock. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on our profitability or the viability of our interests in such assets, which could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition: (i) disagreement with co-investors or joint venture partners on how to develop and operate mines efficiently; (ii) inability of our co-investors or joint venture partners to meet their obligations; (iii) litigation with our co-investors or joint venture partners regarding such assets or (iv) failure of our co-investors or joint venture partners to comply with applicable laws, rules or regulations.

We are not able to control the amounts of distributions that Huckleberry or the Ruddock Joint Venture may make to us.

The ability of Huckleberry or the Ruddock Joint Venture to make distributions to us may be restricted by, among other things, the terms of each of their governing documents. For example, the shareholders’ agreement relating to Huckleberry prohibits Huckleberry from making distributions to us until the majority of directors of Huckleberry have approved such distribution and we have the right to appoint only four of the eight Huckleberry directors. Accordingly, we are not able to control if and when, and the amount of distributions that Huckleberry or the Ruddock Joint Venture may make to us.

We face additional risks and uncertainties in our operations in foreign countries.

The Company operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavourable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 42

We are, or may become, subject to regulatory investigations, claims, litigation and other proceedings, the outcome of which may affect our business, results of operations, financial condition and cash flows.

The nature of our business has and may continue to subject us from time to time to regulatory investigations, claims, lawsuits and other proceedings and the Company may be involved in disputes with other parties in the future, which may result in litigation. We cannot predict the outcome of any regulatory investigation, claims, litigation or other proceedings. Defence and settlement costs may be substantial, even with respect to claims that have no merit. If we cannot resolve these disputes favourably or successfully defend against any potential regulatory prosecution or other proceedings, our business, financial condition, results of operations and future prospects may be materially adversely affected.

Mineral rights or surface rights to our properties could be challenged, and, if successful, such challenges would adversely affect our business, results of operation, financial condition and cash flows.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed and title insurance is generally not available. There is no guarantee that title to any such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties would adversely affect our business, results of operations, financial condition and cash flows.

We are dependent on transportation facilities, infrastructure and certain suppliers, a lack of which could impact our production and development of projects.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply affect capital and operating costs and the completion of the development of our projects. Unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure in any of the jurisdictions in which we operate could adversely affect our business, operations or results. Disruptions in the supply of products or services required for our activities in any of the jurisdictions in which we operate would also adversely affect our business, results of operations, financial condition and cash flows.

We depend on key management personnel and may not be able to attract and retain such persons in the future.

Our business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. Our success is, and will continue to be to a significant extent, dependent on the expertise and experience of our directors and senior management, and the loss of one or more of such persons could have a materially adverse effect on us. We do not maintain any key man insurance with respect to any of our officers or directors.

We are subject to taxation risk.

We have operations and conduct business in a number of jurisdictions and are subject to the taxation laws of these jurisdictions. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by us which could adversely affect our profitability and cash flows.

Our ability to repatriate funds from foreign subsidiaries may be limited, or we may incur tax payments when doing so.

We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfil our business plans, in particular in relation to ongoing expenditures at our development assets. We may not be able to repatriate funds, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

Our directors may have interests that conflict with our interests.

Certain of our directors also serve as directors and/or officers of other companies involved in natural resource exploration and development or with other companies with which we transact and consequently there exists the possibility for such directors to be in a position of conflict. In all cases where directors have an interest in another resource company, such other companies may also compete with us for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of our directors and will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 43

Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact our results of operations and financial position.

Our operations are subject to reclamation plans that establish our obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for us. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for the mine in order to fund an increase to a reclamation bond. Reclamation bonds represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. If actual costs are significantly higher than our estimates, then our results from operations and financial position could be materially adversely affected.

Asset carrying values are evaluated quarterly and may be subject to write downs.

At each quarter end we undertake an evaluation of our portfolio of producing mines, development projects, exploration and other assets to determine whether indication of impairment exists. Where an indication of impairment exists for post feasibility exploration properties, producing properties and plant and equipment, the recoverability of the carrying values of our properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, copper and gold prices, foreign exchange rates, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed copper prices or in the event of other factors reducing estimated future net cash flows from exploration and development properties, we may be required to take additional material write downs of our exploration and development properties.

The review by management for impairment of the Company’s exploration and evaluation properties may be affected by the timing of exploration work, funding priorities, work programs proposed and the exploration results achieved by the Company and by others in the related area of interest.

The Company’s critical operating systems may be compromised.

Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data. The Company’s mines and mills are automated and networked such that a cyber-incident involving the Company’s information systems and related infrastructure could negatively impact its operations. A corruption of the Company’s financial or operational data or an operational disruption of its production infrastructure could, among other potential impacts, result in: (i) loss of production or accidental discharge; (ii) expensive remediation efforts; (iii) distraction of management; (iv) damage to the Company’s reputation or its relationship with suppliers and/or counterparties; or (v) in events of noncompliance, which events could lead to regulatory fines or penalties. Any of the foregoing could have a material adverse effect on the Company’s business, results of operations and financial condition.

While the Company invests in robust security systems to detect and block inappropriate or illegal access to its key systems and works diligently to ensure data and system integrity, there can be no assurance that a critical system is not inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.

Our use of derivative contracts exposes us to risk of opportunity loss, mark to market accounting adjustments and exposure to counterparty credit risk.

From time to time, we may enter into price risk management contracts to protect against fluctuations in the price of our products, exchange rate movements, and changes in the price of fuel and other input costs. These contracts could include forward sales or purchase contracts, futures contracts, precious metals streams, purchased put and call options and other contracts. Any such use of forward or futures contracts can expose us to risk of an opportunity loss. The use of derivative contracts may also result in significant mark to market accounting adjustments, which may have a material adverse impact on our reported financial results. We are exposed to credit risk with contract counterparties, including, but not limited to, sales contracts and derivative contracts. In the event of non-performance by a customer in connection with a contract, we could be exposed to a loss of value for that contract.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 44

OUTLOOK

This section contains forward-looking information. See the Forward-Looking Statements and Risks Notice.

Operations, Earnings and Cash Flow

The 2016 annual base and precious metals production from Red Chris, Mount Polley and Huckleberry (Imperial’s share) mines was 119.17 million pounds copper and 94.93 thousand ounces gold. Metal production targets for 2017 are 110-118 million pounds copper and 95-104 thousand ounces gold. Production will be weighted to the second half of the year as grades are expected to be slightly lower for the first six months and slightly higher in the second half of 2017. At March 30, 2017 the Company has not hedged any copper, gold or CAD/US dollar exchange. Quarterly revenues will fluctuate depending on copper and gold prices, the CDN/US Dollar exchange rate, and the timing of concentrate sales, which is dependent on concentrate production and the availability and scheduling of transportation.

Exploration

Imperial has interests in various other early stage exploration properties. Exploration will be focused at existing mining operations but will include some follow up work on the 2016 discovery at Giant Copper.

Development

A total of 9.65 million tonnes of ore were treated at the Red Chris mine, achieving 88% of the design capacity during its first full year of operations. Progress is being made on copper recoveries, which have been below feasibility predictions, due largely to the higher clay content in the near surface mineralization. With an increase in ore mined from lower benches of the Main zone pit, and a revised reagent scheme implemented in late 2016, copper recovery in the fourth quarter was 75.96% up about 3% from the comparative 2015 quarter. The increase in recovery during the fourth quarter was achieved while treating ore with a significantly lower copper head grade; 0.382% copper compared to 0.502% copper in the comparative 2015 quarter. To further enhance recovery, an additional flotation cell is being installed. In addition, a drill program was completed to collect drill core samples of ore that will be milled later in 2017 for a comprehensive off-site program of metallurgical test-work to further investigate possible improvements to copper recoveries.

At Red Chris, the reconciliation of the exploration block model to the mining block model has been good overall, with reductions in tonnage and grade from the East zone being offset by similar sized gains in the Main zone. Tonnage mined from the high grade ores were down 6% at the predicted copper grade, while the gold grade increased by 5%. When lower grade ores are included, overall tonnage was up 2% with copper grade down 6% and gold grade up 1%.

Looking to the future, we have initiated engineering studies to determine the optimum path to develop the deep resource below the current designed pit at Red Chris. Based on the preliminary studies, it appears the best method will be a block cave that will include the deep resource below both the East and Main zones.

Mount Polley mine returned to normal operations in June utilizing the repaired and buttressed tailings storage facility. A permit application has been submitted for discharge of treated water, via a pipeline and diffuser system, deep into Quesnel Lake, and the requisite review process is nearing completion. This permit will provide the site, which has a positive water balance, with a solution enabling the discharge of excess site water.

Mount Polley to the end of 2016 has treated over 103 million tonnes of ore, almost 50% more than the 70 million tonnes planned in the original feasibility study for the project completed by Wright Engineers Limited in 1990. Exploration continues, and two areas hold great promise to further extend mine life.

Martel zone underground drill results at Mount Polley have been promising, and we are optimistic an economic underground mine plan can be developed and integrated into future mine plans. This would have a positive impact on overall mine operations by providing higher-grade feed to the mill. South Springer is another area with the potential to significantly increase the mineral resource. South Springer mineralization is well situated under the saddle separating the Cariboo and Springer Phase 6 pits, which presents an ideal location for additional low stripping ratio reserves, should drilling extend mineralization to this area. At the end of 2017, the configuration of the Cariboo pit will provide an excellent platform to conduct an exploration drilling program to follow up on the drilling conducted in 2012.

The Huckleberry mine was placed on care and maintenance at the end of August 2016. It will remain on care and maintenance until there is a sustained improvement in the copper price. Preliminary mine planning to develop a longer mine life by converting part of the large resource into reserves is being conducted. As a result of this work, an exploration drilling program in the southwest quadrant of the Main zone has been recommended.

Acquisitions

Management continues to evaluate potential acquisitions.

Imperial Metals Corporation | 2016 Management’s Discussion & Analysis | # 45